SORL Auto Parts, Inc.

2007 Annual Report

2007 Highlights

SORL Auto Parts, Inc. had a significant year in 2007.

Here are some financial highlights:

- Revenue increased 36.4% year-over-year to $115.8 million
- Net income increased 39.6% year-over-year to $10.7 million
- China domestic OEM revenue climbed 52% year-over-year to $41.2 million
- China domestic aftermarket revenue rose 30.1% year-to-year to $31.1 million
- Export revenue grew 28.1% year-over-year to $43.4 million

Dear Investors,

At SORL, we develop, manufacture and distribute automotive air brake valves and related components to automotive OEMs and the aftermarket. While our business operations are located in China, our market encompasses both China and beyond. Our company started out in early 2004 as a Sino-foreign joint venture. We have since become a Nasdaq Global Market listed company, with revenues of over $100 million.

We are very pleased with our performance in 2007, as the increase in gross profit and net profit exceeded our sales growth, and our gross margin in the fourth quarter rose to 25.6%.

In 2007, we took decisive action to ensure the company's growth, including acquiring a new plant and advanced equipment that adds production capacity and enhances efficiency. We also focused on R&D to strengthen our industry leadership in brake technology and develop innovative products to meet global standards and help build the "SORL" brand. Our brand recognition is supported by the quality of our customers, which include Baotou North-Benz Heavy Duty Truck Co., the 2nd largest heavy truck manufacturer in China, a leading trailer manufacturer in South Africa, a large aftermarket distributor in the United Stated, a leading OEM truck manufacturer in India, and the FAW Group which not only renewed our contracts, but also designated us as its "Outstanding Supplier." 2007 was also a breakthrough year for our company with respect to our sales in China's municipal bus market.

We look forward to continued penetration in China's expanding domestic OEM market and the aftermarket. We believe that SORL's international sales will grow because of our growing brand recognition, our products' value proposition, and the increasing number of Chinese made trucks sold internationally.

We thank our employees for their dedication and creativity, and we appreciate the support of our investors.

Xiao Ping Zhang
Chairman of the Board and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

[Mark One]

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: ~~0-024828~~ 0-11991

SORL AUTO PARTS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**30-0091294**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province 325200
People's Republic of China
(Address of principal executive offices)
(Zip Code)

Registrant's telephone number, including area code: 86-577-65817720

Securities registered pursuant to section 12(b) of the Act:
None

Securities registered pursuant to section 12(g) of the Act:
Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State issuer's revenues for its most recent fiscal year December 31, 2007: $115,760,070.

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity as of the last business day or registrant's most recently completed second fiscal quarter. As of June 30, 2007, the value was approximately $49,822,927.

State the number of shares outstanding of each of the issuer's classes of common equity: 18,279,254 as of March 17, 2008.

EXPLANATORY NOTE

This report on Form 10-K/A is filed to amend and restate the following items of our Form 10-K filed on March 27,2008 (the "Initial Report") and includes the complete text of each amended and restated item:

- Part II, Item 5 ("Market For Registrant's Common Equity, Related Stockholder Matters And Issuer Purchases of Equity Securities"). The table under the sub-heading "Securities Authorized For Issuance Under Equity Compensation Plans" is amended and restated to

  (i) add the title of "Equity Compensation Plan Information" to the table;

  (ii) add the row of "Equity Compensation plans approved by security holders" to the table;

  (iii) add the weighted average exercise price of outstanding options, warrants and rights to the table.

  The Initial Report disclosed, in Part II, Item 8, Note 17, the exercise price for 60,000 outstanding options issued on March 1, 2006, as well as the exercise price for 4,128 outstanding options issued on June 20, 2007. The two exercise prices are $4.79 and $7.25, respectively, but the weighted average exercise price of the aggregate amount of options was not included in the Equity Compensation Plan Information table in the Initial Report.

  and;

  (iv) add, in the narratives below the table, a cross reference to Part III Item 11 that contains information about the major terms of the 2005 Stock Compensation Plan.

- Part III, Item 11 ("Executive Compensation"). The Summary Compensation Table and the notes thereto have been revised to add the 2006 compensation information to the table and the introductory narratives and add 2007 compensation information to the notes. On the Director Compensation Table, note (3) is revised to include a brief description of the options granted to non-employee directors (originally in the narratives under the notes), and notes (4) and (5) are revised by changing the year 2006 to 2007. Also, under the sub-heading of "Equity Benefit Plans," in the brief paragraph "Administration," add "as are permitted therein" to the end of the sentence describing the Compensation Committee's discretion in administering the plan ("The Compensation committee of our board of directors administers the 2005 Compensation Plan and has complete discretion to make all decisions relating to our 2005 Compensation Plan."). Finally, delete the last sentence in the brief paragraph "Administration" ("Our compensation committee may also re-price outstanding options and modify outstanding awards in other ways.").

- Part III, Item 15 ("Exhibits and Financial Statement Schedules"). An Auditor's Consent, which was not included in the Initial Report, is added hereto as Exhibit 23. According to the Consent, the auditor consents to the incorporation by reference of the consolidated financial statements in the Initial Report into the previously filed Registration Statement (Form S-8; filed on October 19, 2005).

TABLE OF CONTENTS

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

On April 18, 2006, SORL Auto Parts, Inc. was approved for listing its common shares on the NASDAQ Capital Market and commence trading its shares on NASDAQ under the symbol "SORL". The Company was further approved for listing on NASDAQ Global Market on November 21, 2006. High and low sales prices per share of our Common Shares for each quarter ende+d during 2007 and 2006 are as follows:

Quarter Ended	High	Low
2007		
First Quarter	9.88	7.37
Second Quarter	8.96	6.75
Third Quarter	8.30	6.01
Forth Quarter	9.46	6.07
2006		
First Quarter	5.95	4.16
Second Quarter	12.00	5.65
Third Quarter	8.21	5.81
Forth Quarter	12.00	5.77

Stockholders

At March 12, 2008, we had approximately 848 registered stockholders of record of our common stock. This number does not include shares held by brokerage clearing houses, depositories or otherwise in unregistered form.

Dividend

We have not historically declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend upon our debt and equity structure, earnings and financial condition, need for capital in connection with possible future acquisitions and other factors including economic conditions, regulatory restrictions and tax considerations. Additionally, amounts available for dividends are dependent on the profits available for distribution from our PRC joint venture. Under current PRC law, our PRC joint venture is regarded as a foreign invested enterprise in China. Although dividends paid by foreign invested enterprises are not subject to any PRC corporate withholding tax, PRC law permits payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. Under PRC law, our PRC joint venture is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders although we do not presently anticipate paying any dividends. Moreover, any transfer of funds from us to our PRC joint venture, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and our PRC joint venture could restrict our ability to act in response to changing market conditions. Additionally to date, our PRC Joint Venture has not distributed any profits and does not anticipate doing so for the near term.

Securities Authorized For Issuance under Equity Compensation Plans

The following table summarizes the securities authorized for issuance under our 2005 Stock Compensation Plan, the number of shares of our common stock issuable upon the exercise of outstanding options, warrants and rights, the weighted average exercise of such options and the number of additional shares of our common stock remaining available for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding option warrants and rights	Number of securities available for future issuance under equity compensation plans
Equity Compensation plans approved by security holders	--	--	--
Equity Compensation plans not approved by security holders	64,128	$ 4.95	1,582,244
Total	64,128	$ 4.95	1,582,244

Our 2005 Stock Compensation Plan was adopted by our board of directors in July 2005. We have reserved 1,700,000 shares for issuance under the 2005 Stock Compensation Plan of which options to purchase 64,128 shares have been granted and 53,628 shares have been awarded to date. Material terms of the 2005 Stock Compensation Plan are described in Part III Item 11 under "Equity Benefit Plans."

Recent Sales of Registered Securities; Use of Proceeds from Registered Securities.

On November 30, 2006, SORL completed its follow-on public offering of 4,285,714 shares of common stock at $7.25 per share. Maxim Group LLC and Chardan Capital Markets, LLC acted as representatives of the underwriters. Gross proceeds were approximately $31.1 million. Net proceeds after approximately $2.2 million of underwriters' commissions and approximately $0.7 million of related offering expenses were approximately $28.2 million. On December 13, 2006, Maxim Group LLC, the lead underwriter of the follow-on offering, exercised the over-allotment option in full to purchase an additional 642,857 shares of common stock. After deduction of the underwriter's discount of $0.3 million, approximately $4.3 million was received by the Company. The aggregate net proceeds to the Company of this offering were approximately US$32.5 million, which included $4.3 million as a result of the exercise of the over-allotment option.

As of December 31, 2006, the Company used approximately $22.7 million out of the net proceeds for working capital or new projects, including approximately $16.6 million for temporary repayment of short-term bank loan and $6.1 million as capital expenditures for the purchase of the land use right from the Ruili Group (a related party) and for the construction of the new plant. The Company had reached agreement with a local bank to temporarily repay its outstanding obligations when it had sufficient cash in account before spending the funds according to its business plan.

During the first and second quarter of 2007, approximately $3.5 million, $2.1 million, and $0.6 million out of the net offering proceeds were used for new machinery purchase, construction of the new plant, and R&D efforts, respectively. Also, the Joint Venture once again incurred bank a debt position with approximately $1.5 million in short term bank loans occurring in the second quarter of 2007.

On September 28, 2007, Ruili Group Ruian Auto Parts Co. Ltd., a subsidiary of the Company purchased land rights, a manufacturing plant, and an office building from Ruili Group Co. Ltd., a related party, for an aggregate purchase price of approximately RMB152 million (approximately US$20.2 million). DTZ Debenham Tie Leung Ltd., an internationally recognized appraiser, appraised the total asset value at RMB154 million (approximately US$20.5 million). The purchase price was paid by the Company by transferring to Ruili Group the Company's $9 million investment in an existing project that includes a new-facility-in-progress and prepayment of land use rights. The remaining balance of $11 million was paid by the cash generated from operations and a bank credit line.

Other than the payments to Ruili Group as mentioned above, none of the net offering proceeds were paid, directly or indirectly, to directors, officers and persons who beneficially own ten percent or more of our equity securities.

PART III

Item 11. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Executive Compensation Program

The Compensation Committee of our board of directors has responsibility for establishing, implementing and monitoring our executive compensation program philosophy and practices. The Compensation Committee seeks to ensure that the total compensation paid to our named executive officers is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to named executive officers are similar to those provided to our other officers.

Throughout this Annual Report, the individuals who served as our Chief Executive Officer and Chief Financial Officer during fiscal 2007, and who are included in the Summary Compensation Table are referred to as the "named executive officers."

Compensation Philosophy and Objectives

The Compensation Committee believes that an effective executive compensation program should provide base annual compensation that is reasonable in relation to individual executive's job responsibilities and reward the achievement of both annual and long-term strategic goals of our company.

Because of the size of our company, the small number of executive officers in our company, and our company's financial priorities, the Committee has decided not to implement or offer any retirement plans, pension benefits, deferred compensation plans, or other similar plans for our executive officers. Accordingly, the components of the executive compensation currently consist of cash salary. The Compensation Committee will consider using stock option grants to provide executives with longer-term incentives.

As a manufacturing company operating in Zhejiang Province, China, the Compensation Committee also takes the local average executives' salary level into account in its compensation decisions. The Compensation Committee may reassess the proper level of equity and cash compensation in light of the company's improved profitability and working capital situation.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all compensation decisions for the named executive officers and approves recommendations regarding equity awards to all of our officers. Decisions regarding the non-equity compensation of other officers are made by the Chief Executive Officer.

The Compensation Committee and the Chief Executive Officer annually review the performance of each named executive officer (other than the Chief Executive Officer, whose performance is reviewed only by the Committee). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the Committee. The Committee can exercise its discretion in modifying any recommended adjustments or awards to executives.

Setting Executive Compensation

Based on the foregoing objectives, the Committee has structured the Company's annual cash and incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by the Company, to reward the executives for achieving such goals, and to retain the executives. In doing so, the Committee does not employ outside compensation consultants. The Compensation Committee utilized this data to set compensation for our executive officers at levels targeted at or around the average of the compensation amounts provided to executives at comparable local companies considering, for each individual, their individual experience level related to their position with us. There is no pre-established policy or target for the allocation between either cash and non-cash incentive compensation.

2007 Executive Compensation Components

For 2007, the sole component of compensation for the named executive officers was base salary.

The Company provides named executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. Base salary ranges for the named executive officers are determined for each executive based on his or her position and responsibility.

During its review of base salaries for executives, the Committee primarily considers:

- the negotiated terms of each executive employment agreement;
- internal review of the executive's compensation, both individually and relative to other executive officers; and
- individual performance of the executive.

Salary levels are typically considered annually as part of the company's performance review process, as well as upon a change in job responsibility. Merit-based increases to salaries are based on the Compensation Committee's assessment of the individual's performance. Base salaries for the named executive officers in 2007 have not been changed from the base salaries in effect during the prior year.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K and, based on such review and discussions, has recommended to our board of directors that the foregoing "Compensation Discussion and Analysis" be included in this Annual Report.

Yi Guang Huo **Zhi Zhong Wang** **Jiang Hua Feng**

Summary Compensation Table

The following table presents summary information concerning all compensation paid or accrued by us for services rendered in all capacities during 2006 and 2007 by Mr. Xiao Ping Zhang and Ms. Zong Yun Zhou, who are the only individuals who served as our principal executive and financial officers during the years ended December 31, 2007 and 2006. No other executive officer received compensation in excess of $100,000 for each of the fiscal years then ended.

Summary Compensation Table

Name and Position	Year	Salary ($)	Bonus ($) (1)	Option Awards ($) (2)	Total ($)
Mr. Xiao Ping Zhang, CEO (1)	2007	50,000	—	—	50,000
	2006	50,000	—	—	50,000
Ms. Zong Yun Zhou, CFO (2)	2007	20,000	—	—	20,000
	2006	20,000	—	—	20.000

(1) Mr. Zhang is also employed by the Ruili Group which makes separate payments to him for his services to that company. Mr. Zhang did not receive any compensation other than the cash salary of $50,000 listed herein from the Company in each of 2006 and 2007;

(2) Ms. Zhou did not receive any of compensation other than the cash salary of $20,000 listed herein from the Company in each of 2006 and 2007.

Employment Agreements

Effective May 1, 2006, the Company entered into employment agreements with Mr. Xiao Ping Zhang, our Chief Executive Officer, Mr. Xiao Feng Zhang, our Chief Operating Officer, and Ms. Zong Yun Zhou, our Chief Financial Officer. The term of their employment with the Company is for a period of five years with an additional one year period unless the Company decides not to renew. Their compensation is subject to an annual review by the Compensation Committee of the Board of Directors. The agreements also set forth their respective duties and confidentiality responsibilities.

Severance and Change of Control Arrangements

There is no severance or change of control arrangements.

Equity Benefit Plans

Our 2005 Stock Compensation Plan was adopted by our board of directors in July 2005.

Share Reserve. We have reserved 1,700,000 shares for issuance under the 2005 Stock Compensation Plan of which options to purchase 64,128 shares have been granted and 53,628 shares have been awarded to date.

Administration . The Compensation Committee of our board of directors administers the 2005 Compensation Plan and has complete discretion to make all decisions relating to our 2005 Compensation Plan as are permitted therein.

Eligibility. Employees, non-employee members of our board of directors, advisors and consultants are eligible to participate in our 2005 Stock Compensation Plan.

Types of Awards. Our 2005 Stock Compensation Plan provides for awards of stock options to purchase shares of our common stock and awards of restricted shares of our common stock, stock appreciation rights and performance shares.

Amendments or Termination. Our board of directors may amend, suspend or terminate the 2005 Stock Compensation Plan at any time. If our board amends the plan, it does not need to seek stockholder approval of the amendment unless required to comply with any applicable tax or regulatory environment. No award may be made under the 2005 Stock Compensation Plan after the tenth anniversary of the effective date of the Plan.

Options. The Board may determine the number of shares covered by each option, the exercise price therefore, the conditions and limitations on the exercise and any restrictions on the shares issuable. Optionees may pay the exercise price by using cash, shares of common stock that the optionee already owns or, at the election of the Board, a promissory note, an immediate sale of the option shares through a broker designated by us, or other property.

Performance Shares . The Board may make performance share awards entitling recipients to acquire shares of Common Stock upon the attainment of specified performance goals.

Stock Appreciation Rights . A participant who exercises a stock appreciation right receives the increase in fair market value of our common stock over the fair market value on the date of grant.

Restricted Shares . Restricted shares may be awarded under the 2005 Stock Compensation Plan. Restricted shares vest at the times and payment terms therefor shall be determined by our compensation committee.

Adjustments . If there is a subdivision of our outstanding shares of common stock, a dividend declared in stock or a combination or consolidation of our outstanding shares of common stock into a lesser number of shares, corresponding adjustments will be automatically made in each of the following: (a) the number of shares of common stock available for future awards under the 2005 Stock Compensation Plan; (b) any limitation on the maximum number of shares of common stock that may be subject to awards in a fiscal year; (c) the number of shares of common stock covered by each outstanding option or stock appreciation right, as well as the exercise price under each such award; (d) the number of shares of common stock covered by the options to be granted under the automatic option grant program; or (e) the number of stock units included in any prior award that has not yet been settled.

Stock Option Grants

None of the Company's executive officers have received any grant of stock options or stock awards.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by Delaware law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws, both of which will become effective upon the closing of this offering, that limit or eliminate the personal liability of our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, and against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of SORL. In addition, the new amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We maintain liability insurance which insures our directors and officers against certain losses and which insures us against our obligations to indemnify our directors and officers.

In addition, we have entered into separate indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or officer. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officer, employees or agents in which indemnification would be required or permitted. We believe provisions in our new amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Compensation of Directors

The following table sets forth the compensation paid to our directors other than our Chief Executive Officer for 2007:

Director Compensation Table

Name (1)	Fees Earned or Paid in Cash (\$) (2)	Option Awards (\$) (3)	All other compensation (\$)	Total (\$)
Xiao Feng Zhang (4) COO & Director	—	—	30,000	30,000
Jung Kang Chang (5) irector	—	—	15,000	15,000
Li Min Zhang Director	10,000	14,909		24,909
Zhi Zhong Wang Director	10,000	14,909		24,909
Yi Guang Huo Director	10,000	14,909		24,909
Jiang Hua Feng Director	10,000	14,909		24,909

(1) Mr. Xiaoping Zhang does not receive additional compensation for his role as a Director. For information relating to Mr. Xiaoping Zhang's compensation as Chairman and Chief Executive Officer, see the Summary Compensation Table above.

(2) The amounts in this column represent cash payments made to Non-Employee Directors for attendance at meetings during the year.

(3) The amounts in this column represent the compensation cost of stock options awarded by the Compensation Committee granted in 2006, except that these amounts do not include any estimate of forfeitures. On March 1, 2006, the Board of Directors approved a total of 60,000 options (See Note 17 of the Notes to Consolidated Financial Statements in Part II Item 8) to be issued to the four non-employee directors. Each non-employee director received options to purchase 15,000 shares of common stock with an exercise price of $4.79 per share. The contractual term of the options was three years. The grant date fair value of option awards granted were determined in accordance with Statement of Financial Accounting Standards No. 123R (SFAS123(R)) and are recognized as compensation cost over the requisite service period. The amount recognized for these awards was calculated using the Black Scholes option-pricing model, and our 2005 Compensation Plan is described under this Item 11.

(4) Mr. Xiao Feng Zhang is not a non-employee director and did not receive cash compensation for attending board meetings or other stock options in 2007. However, he received cash compensation of $30,000 as salary for his managerial role with the Company. Mr. Zhang is also employed by the Ruili Group which makes separate payments to him for his services to that company.

(5) Mr. Jung Kang Chang is not a non-employee director and did not receive cash compensation for attending board meetings or other stock options in 2007. However, he received cash compensation of $15,000 as salary for his

managerial role with the Company.

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on our board of directors. Directors who also are employees of our company currently receive no compensation for their service as directors or as members of board committees. In setting director compensation, we consider the significant amount of time that directors dedicate to the fulfillment of their director responsibilities, as well as the competency and skills required of members of our board. The directors' current compensation schedule has been in place since March 2007. The directors' annual compensation year begins with the annual election of directors at the annual meeting of shareholders. The annual retainer year period has been in place for directors since 2007. Periodically, our board of directors reviews our director compensation policies and, from time to time, makes changes to such policies based on various criteria the board deems relevant.

Non-employee directors are reimbursed for travel, lodging and other reasonable out-of-pocket expenses incurred in attending meetings of our board of directors and for meetings of any committees of our board of directors on which they serve. During 2007, our non-employee directors had each received or earned cash compensation for attending board or committee meetings of $10,000.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors consists of Messrs. Wang, Feng and Huo. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT NO.	DOCUMENT DESCRIPTION
3.1[1]	Articles of Incorporation
3.2[1]	Bylaws
10.1[2]	Share Exchange Agreement and Plan of Reorganization
10.2[3]	Joint Venture Agreement (revised)
10.3[4]	Employment Agreement—Xiao Ping Zhang
10.4[4]	Employment Agreement—Xiao Feng Zhang
10.5[4]	Employment Agreement—Zong Yun Zhou
23[5]	Consent of Independent Auditors
31.1[3]	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended.
31.2[3]	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended.
31.3[6]	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended, with respect to the Form 10-K/A.
31.4[6]	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended, with respect to the Form 10-K/A.
32.1[7]	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer).
32.2[7]	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer).

---

(1) Incorporated herein by reference from the Registrant's Form 10-QSB filed with the Securities and Exchange Commission, on May 28, 2003.

(2) Incorporated herein by reference from the Registrant's Form 8-K Current Report and amendment thereto as filed with the Securities and Exchange Commission, on May 24, 2004.

(3) Previously filed in and incorporated herein by reference to Form 10-K filed on March 27, 2008.

(4) Incorporated herein by reference from the Registrant's Form S-1 as filed with the Securities and Exchange Commission on August 31, 2006.

(5) Filed herewith.

(6) Filed herewith.

(7) Previously furnished in and incorporated by reference to Form 10-K filed on March 27, 2008. In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 22th day of July, 2008.

SORL AUTO PARTS, INC.

By:/s/ Xiao Ping Zhang

Xiao Ping Zhang
Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the Registrant and in the capacities.

Name	Position	Date
/s/ Xiao Ping Zhang Xiao Ping Zhang	Chief Executive Officer, and Chairman	July 22, 2008
/s/ Xiao Feng Zhang Xiao Feng Zhang	Chief Operating Officer and Director	July 22, 2008
/s/ Zong Yun Zhou Zong Yun Zhou	Chief Financial Officer	July 22, 2008
/s/ Li Min Zhang Li Min Zhang	Director	July 22, 2008
/s/ Zhi Zhong Wang Zhi Zhong Wang	Director	July 22, 2008
/s/ Yi Guang Huo Yi Guang Huo	Director	July 22, 2008
/s/ Jiang Hua Feng Jiang Hua Feng	Director	July 22, 2008
/s/ Jung Kang Chang Jung Kang Chang	Director	July 22, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended - DECEMBER 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from

Commission file number 0-024828

SORL AUTO PARTS, INC.
(Name of Issuer in Its Charter)

DELAWARE (State or Other jurisdiction of Incorporation or Organization)	30-0091294 (I.R.S. Employer Identification No.)

NO.1169 YUMENG ROAD
RUIAN ECONOMIC DEVELOPMENT DISTRICT
RUIAN CITY, ZHEJIANG PROVINCE
PEOPLE'S REPUBLIC OF CHINA
(Address of Principal Executive Offices, including zip code.)

86-577-65817720
(Issuer's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
COMMON STOCK: 0.002 PARVALUE	NASDAQ GLOBAL MARKET

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if no disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by referenced in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated ☐ Smaller Reporting Company☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State issuer's revenues for its most recent fiscal year December 31, 2007: $115,760,070

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity as of the last business day of registrant's most recently completed second fiscal quarter. As of June 30, 2007, the value was approximately $49,822,927

State the number of shares outstanding of each of the issuer's classes of common equity: 18,279,254 as of March 17, 2008.

TABLE OF CONTENTS

PART I

PART II

PART III

PART I

ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS

Through its 90% ownership of the Ruili Group Ruian Auto Parts Co., Ltd., a sino-foreign joint venture (the "Joint Venture"), SORL Auto Parts, Inc. (the "Company") develops, manufactures and distributes automotive air brake valves and related components to automotive original equipment manufacturers, or OEMs, and the related aftermarket both in China and internationally. Installed on the chassis, air brake valves include a collection of various air brake components using compressed air and functioning as the execution device for service braking and parking braking. The Company's products are principally used in commercial vehicles weighing over three tons, such as trucks and buses. Air brake valves are critical components that ensure driving safety.

The Joint Venture was formed in China as a sino-foreign joint venture on January 17, 2004, pursuant to the terms of a Joint Venture Agreement (the "JV Agreement") between the Ruili Group Co., Ltd. (the "Ruili Group") and Fairford Holdings Limited ("Fairford"), a wholly owned subsidiary of the Company. The Ruili Group was incorporated in the PRC in 1987 and specialized in the development, production and sale of various kinds of automotive parts. Fairford and the Ruili Group contributed 90% and 10%, respectively, of the paid-in capital of the Joint Venture, which totaled $43.4 million.

Effective January 19, 2004 the Joint Venture acquired the business segment of the Ruili Group relating to the manufacture and sale of various kinds of valves for automotive brake systems and related operations (the "Transferred Business"). The Ruili Group began the automotive air brake valve business in 1987. The acquisition was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories and machinery, and the assumption of short and long term borrowings for a purchase price of $6,390,000. The consideration was based on a valuation provided by Ruian Ruiyang Assets Valuation Co., Ltd., an independent PRC valuation firm. Fairford then transferred these assets and liabilities to the Joint Venture as consideration for its 90% ownership interest of the Joint Venture. The Ruili Group transferred inventory as its capital contribution for its 10% interest in the Joint Venture. The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the assets and liabilities of the Transferred Business. Certain historical information of the Transferred Business is based on the operation of the Transferred Business when it was owned by the Ruili Group.

On November 30, 2006, the Company completed a follow-on public offering of 4,285,714 shares of common stock at $7.25 per share. Gross proceeds were approximately $31.1 million. Net proceeds after approximately $2.2 million of underwriters' commissions and approximately $0.7 million of related offering expenses were approximately $28.2 million. On December 13, 2006, Maxim Group LLC, the lead underwriter of offering, exercised its over-allotment option in full to purchase an additional 642,857 shares of common stock. After deduction of underwriter's discount of approximately from $0.3 million, the Company received $4.3 million. The aggregate net proceeds to the Company of this offering was approximately $32.5 million, which included the $4.3 million as a result of the exercise of the over-allotment option granted to the underwriters.

On December 8 and 26, 2006, through Fairford, the Company invested $32.67 million in its operating subsidiary, the Ruili Group Ruian Auto Parts Co., Ltd. To maintain its 10% shareholding in the Joint Venture, the Ruili Group increased its capital investment by $3.63 million. Accordingly,the Company continues to hold a 90% controlling interest in the operating subsidiary.

The Joint Venture is located in Ruian City, Wenzhou, Zhejiang Province, People's Republic of China. Wenzhou is a southeast coastal city and is a center of automotive parts manufacturing in China. The Company's main products include spring brake chambers, clutch servos, air dryers, and main valves and manual valves, all of which are widely used in the brake systems for various types of commercial vehicles weighing more than three tons such as trucks and buses. Reliable functioning of those valves is critical to safety both when driving and parking.

The Company's Products

Through the Joint Venture, the Company manufactures and distributes commercial vehicle air brake valves and related components in China and internationally. Installed on the chassis, air brake valves include a collection of various air brake components using compressed air and functioning as the execution device for service braking and parking brake. The products are principally used in commercial vehicles weighing over three tons, such as trucks and buses. Air brake valves are critical components that ensure driving safety.

The Joint Venture makes an extensive range of air brake valves and related products covering 40 categories and over 1000 specifications, which are widely used in different types of commercial vehicles. Additionally, the Joint Venture offers a more complete product line including non-valve products, which are sourced from the Ruili Group. Such outsourced non-valve products include power steering pumps and other pumps, automobile electrical components and auto meters. The Joint Venture is continually engaged in introducing new products rapidly, maintain high quality, and provide excellent customer support. When working with a customer, the Joint Venture's goal is to understand the design intent and brand image for each product and leverage the Joint Venture's extensive experience and innovative technology to deliver products that enable the customer to differentiate the air brake valves and related components. The Company supports its products with a full-range of styling, design, testing and manufacturing capabilities, including just-in -time and in-sequence delivery.

The following discussion describes the major products within the operations segment that the Joint Venture produces as of the date of this report.

Product	Description
RL3530 Series Spring Brake Chamber	A spring brake chamber executes the service, parking and emergency braking, when the brake system malfunctions, the products can automatically provide emergency braking force. The RL3530 series Spring Brake Chamber was awarded a patent in China. In 2007, the Joint Venture produced 1.16 million units of spring brake chambers, the largest output in China, which were supplied to OEM customers such as FAW Qingdao and Dongfeng Group.
Clutch Servo	Clutch Servos, which are innovative clutch empower devices developed by the Joint Venture, was awarded a patent in China. They are used for controlling the performance of brake system clutches by means of a pneumatic-driven hydraulic operation. The features of this product are simpler structure, smaller size, higher durability and improved effectiveness. With an output of 626 thousand units in 2007, clutch servos are currently supplied to OEM customers such as FAW Qingdao.
RL3511 Series Air Dryer	Air dryers dry and purify compressed air. Combined with unloader valves and the heating components, this new type of air dryer requires no separate installation of certain other components. The product has a compact structure and multiple functions. Furthermore, it improves the reliability of the use of other air brake system components, enhancing safe driving. Annual output of these series of products reached 249 thousand units in 2007. The products are supplied to OEM customers such as FAW Qingdao and Dongfeng Group. RL3511 Series Air Dryer has been patented in China.

Relay Valves	Electric control exhaust relay valves greatly shorten the length of pipeline between the air storing tank and the brake chamber, and, as a result, enhance the speed to operate the brake system. They are widely used in different types of commercial vehicles. Annual output is approximately 714 thousand units in 2007. Also, we have been awarded a patent for the product.
Hand Brake Valves	Hand brake valves serve as an auxiliary device for parking brakes. Current annual output is about 387 thousand units. They are supplied to many OEM customers including FAW Qingdao.

The Company obtained ISO9001/QS9000/VDA6.1 System Certifications in 2001. We passed the ISO/TS 16949 System Certification test conducted by the TUV CERT Certification Body of TUV Industrie Service GmbH in 2004, and its annual review in 2007 The ISO/TS 16949 System, a higher standard replacing the ISO9001/QS9000/VDA6.1 System, was enacted by the International Automotive Task Force and is recognized by major automobile manufacturers all over the world. The annual reviews for other certifications which we passed in 2007 included ISO14001 on environmental management and OHSAS18001 on health and safety management, reflecting the Company's commitment for workplace safety, health and environmental protection.

CHINA AUTOMOBILE AND AUTO PARTS INDUSTRY

The automobile industry is one of China's key industries, contributing significantly to the growth of China's economy. In 2007, China's automobile output and sales volume both reached their record high levels of 8.88 million and 8.79 million units, increasing by 22.02% and 21.79%, respectively, compared to 2006 figures. The output and sales volume of commercial vehicle increased 22.21% and 22.25% to 2.50 million units and 2.49 million units, respectively.

The 2007 automotive parts output in China reached $88.6 billion, with a growth rate of 20% from last year's $74.2 billion. According to the latest forecast of the total demand in China's market conducted by the Industry Economy Research Department of State Council Development Research Center, inventory of domestic automobiles will reach 56.69 million units in 2010 and 131.03 million units in 2020. This figure reflects the potential of the domestic auto market in the long run and lays a foundation for the continued development of the auto parts industry.

The overall Chinese auto parts industry is highly fragmented. Management believes that the future trends of China's auto parts industry will be:

- To keep pace with the rapid development of new automobile technologies.
- To meet the requirements from increasingly demanding OEM customers, such as zero defects, and cost reduction.
- To partner with OEM customers in the entire process from product design, development and production to costing, quality control and final delivery.
- To implement industry restructuring through integration to form several large sized auto parts manufacturing groups capable of competing with international manufacturers.

MARKET AND CUSTOMERS

The Joint Venture is the largest commercial vehicle air brake system manufacturer in China. In general, our customers are divided into three groups: OEMs in China, aftermarket distributors in China, and international customers, accounting for approximately 35.6%, 26.9% and 37.5%, respectively, of the Company's annual sales for 2007.

OEM Market - The Joint Venture has established long-term business relationships with most of the major automobile manufacturers in China. The Joint Venture sells its products to 51 vehicle manufacturers, including all of the key truck manufacturers in China. In addition to heavy-duty trucks, the valves are also widely used in air brake systems for buses. Typically, bus manufacturers purchase a chassis from truck chassis manufacturers which already have incorporated the Joint Venture's air brake valves.

The table below presents comparative information for 2007 and 2006 on the Company's top 5 OEM customers.

Ranking	Customer	% of 2007 Sales	Customer	% of 2006 Sales
1	FAW Jiefang Automotive Co., Ltd.	7.30%	FAW Qingdao Automobile Works	4.56%
2	FAW Qingdao Automobile Works	4.56%	First Auto Group Purchase Dept.	4.39%
3	Dongfeng Axle Co., Ltd.	4.18%	Dongfeng Axle Co., Ltd.	3.43%
4	Beiqi Foton Motor Co., Ltd. Zhucheng Automobile Works	2.85%	Beiqi Foton Motor Co., Ltd. Zhucheng Automobile Works	2.07%
5	Beiqi Foton Motor Co., Ltd. Beijing Auman Heavy-Duty Vehicle Works	2.57%	Liuzhou Special Auto Manufacturing Co., Ltd.	1.71.%

A few of our principal OEM customers are:

FAW Group Corporation: Established in 1953, FAW is the largest automobile manufacturer in China. During the past 50 years, its product line has expanded from a single product for trucks to a full range of light, medium and heavy vehicles, sedans and buses, with output reaching 6.4 million units. FAW has established joint ventures with major international firms such as Volkswagen and Toyota, while expanding within China through a merger with Tianjin Automobile Industry (Group) Co., Ltd. FAW Jiefang Automotive Co., Ltd. and FAW Qingdao Automotive Works are subsidiaries of FAW Group Corporation.

Dongfeng Axle Co., Ltd.: It is a subsidiary of Dongfeng Motors Group. Established in 1969, Dongfeng ranks among the top three groups in China's automotive industry. Its main products include commercial vehicles, passenger cars and automotive parts.

Beiqi Foton Motor Co., Ltd.: Headquartered in Chang Ping District, Beijing, Foton was founded in 1996. It is a public listed company with majority of state-owned shares. It possesses total assets exceeding 77 billion RMB and has about 24,000 employees. As China's largest commercial vehicle manufacturer with a complete range of types, Foton sells under the brand names of Auman, AUV, View, Saga, Aumark, Ollin, Sup and Forland.

Aftermarket - The Joint Venture has established sales networks of 28 authorized distributors covering the following 7 regions nationwide:

- Northeast Region (Harbin, Changchun, Shenyang)
- North Region (Beijing, Shijiazhuang, Datong, Tianjin)
- Northwest Region (Urumchi, Xi'an)
- Southwest Region (Chongqing, Liuzhou, Kunming, Chengdu)
- Central Region (Zhengzhou, Wuhan, Shiyan)
- East Region (Ji'nan, Qingdao, Hefei, Hangzhou, Nanchang, Quanzhou, Shanghai, Najing, Xuzhou)

- South Region (Guangzhou, Changsha)

The 28 authorized distributors sell only "SORL" products and in turn channel the products through over 800 sub-distributors.

International Market - Management views the export market as an important growth area. We have signed agreements with 3 distributors in UAE, Australia, and USA, and begun to supply our products to the local OEMs in India. We also actively participate in international trade shows such as those held in Paris, Dubai and Las Vegas, and the large-scale domestic trade shows like China Import and Export Fair, and China International Auto Parts Expo, through which the Company has been able to expand its export business to both the aftermarket and OEM segments. In 2007, export sales accounted for 37.5% of total revenue. Products are exported to more than 81 countries and regions in the world. Total export sales in 2007 increased by 28.1% compared to that in 2006.

Ranking	Country	Customer Name	% of 2007 Sales	Country	Customer Name	% of 2006 Sales
1	United Arab Emirates	GOLDEN DRAGAN AUTO SPARE PARTS	6.30%	United Arab Emirates	GOLDEN DRAGAN AUTO SPARE PARTS	6.24%
2	USA	ITM	4.59%	USA	ITM	4.50%
3	South Africa	MICO	1.10%	South Africa	MICO	1.83%
4	USA	SAP	1.02%	Nigeria	LIL/MILA	1.35%
5	Poland	FOTA	0.98%	Poland	MAKROTECH	0.87%
6	South Africa	TPE	0.95%	South Africa	POLMO	0.73%
7	Poland	MAKROTECH	0.94%	Poland	FOTA	0.70%

COMPETITION

The Joint Venture conducts its business in a complex and highly competitive industry. The global automotive parts industry principally involves the supply of systems, modules and components to vehicle manufacturers for the manufacture of new vehicles. Additionally, suppliers provide components to other suppliers for use in their product offerings and to the aftermarket for use as replacement or enhancement parts for older vehicles. In the current global automotive industry, vehicle manufacturers generally only engage in assembling but not manufacturing non-key automotive parts. Rather, they source these components through a global network of suppliers. As a result, only those automotive parts manufacturers with large-scale production, advanced technology and the ability of producing system modules, can supply their products to vehicle manufacturers directly. The automotive parts industry in China is fragmented and there are many small manufacturers which mainly target the aftermarket. However, there are not many companies who have established both nationwide aftermarket sales networks and close relationships with leading OEM manufacturers. As the largest commercial vehicle air brake system manufacturer in China, the Joint Venture has established long-term business relationships with most of the major automobile manufacturers in China, such as FAW Group (a.k.a. First Auto Group), Dongfeng Motors Group, Beiqi Foton Motor Co., Ltd., Baotou North-Benz Heavy Duty Truck Co., Ltd., Anhui Jianghuai Automobile Co., Ltd. In terms of revenues, the Company ranks among the top 100 automotive component suppliers in China. Management believes that the key success factors in the commercial vehicle air brake valves segment are product quality, price competitiveness, technical expertise and development capability, new product innovation, and reliability and timeliness of delivery, which could be gained by recruiting highly qualified managers and other employees, developing improved product design capability and facilities, and maintaining better customer service.

Domestic Competition - The Joint Venture has three major competitors in China: VIE, Weiming and CAFF.

- China VIE Group: Its principal products are main valves and unloader/governors, with a majority supplied to OEM's, such as Anhui Jianghuai Automobile Co., Ltd., and the remaining portion for aftermarket and export.

- China Shandong Weiming Automotive Products Co. Ltd.: This is a joint venture with WABCO of Germany, and mainly produces air dryers, and ABS, primarily supplying to truck and bus OEM's such as China Heavy Duty Truck Group Corp., Ltd., and some major bus manufacturers in China..

- Chongqing CAFF Automobile Braking and Steering Systems Co., Ltd.: Its main products are air dryers and main valves. Its principal customer is Chongqing Heavy Vehicle Group Co., Ltd.

Management believes the Company has the following advantages:

- Brand Name: As China's largest commercial vehicle air brake valves manufacturer, the Joint Venture's "SORL" brand is widely known in the country.

- Technology: The Joint Venture views technological innovation and leadership as the critical means to enhance its core competence. It owns a technology center, including a laboratory specializing in the research of automotive brake controlling technologies and development of air brake system products. In 2007, we installed or upgraded computerized automated testing equipment which ensured high quality of our products.

- Product Development: Because management believes that products ultimately define a manufacturing company's success, we continue to increase our budget for research and development activities. Through its international sales offices in the US, Australia and the Middle East, the Joint Venture is able to promptly collect information about the current trends in automotive technologies, which in turn is applied to our new product development and used to enhance our capacity of providing domestic OEMs with advanced products. In addition, IT application and strict implementation of ISO/TS16949 standards in the development process greatly shorten the development lead time and improve new product quality.

- Sales Networks: The Joint Venture has contracted with 28 authorized distributors covering 7 regions of China. We help train their sales force and improve their service quality. These authorized distributors in turn channel "SORL" products through over 800 sub-distributors throughout China.
- Production Management: The Joint Venture continues to improve production methods in its manufacturing process. This has resulted in reducing the manufacturing cycle, reducing waste, enhancing quality consistency and reducing production cost.

International Competition - In the international market, our largest competitors are WABCO and Knorr. While management believes our current advantage over WABCO and Knorr is lower pricing, management also believes that the Company's product quality and brand awareness are improving. The Joint Venture's competitive advantages over other competitors in the world market are:

- Performance-Cost Ratio: "SORL" products enjoy a much lower production costs leveraging on the low labor costs in China. Through the Company's improved product line as a result of technology and manufacturing improvements, the Joint Venture products' performance-cost advantage is increasing.

- Quick Adaptation to Local Market: Through its international sales channels in the US, Australia and Middle East, the Joint Venture has been able to respond to local market needs.

- Diversified Auto Products: In addition to its air brake valve products, to fully support existing export customers, the Joint Venture also distributes a wide range of non-valve products which are sourced from the Ruili Group. This reduces customers' transaction costs.

SALES AND MARKETING

To further increase our market share, in 2007, the Joint Venture expanded its sales force to strengthen its sales and marketing efforts. As a result, the headcount for domestic (PRC) sales and international sales increased to 35 and 37, respectively, from 27 and 30. Products are sold under the "SORL" trademark which the Joint Venture licenses on a royalty free basis from the Ruili Group. The license expires in 2012.

In China, the commercial vehicle air brake valve market can be divided into 2 segments: OEM market and aftermarket.

OEM Market - In 2007, the number of the Joint Venture's OEM customers increased to 51 from 39 in 2006, with the expansion of its business into the municipal bus market. Most of these OEM customers have established long-term relationships with the Joint Venture. Normally, annual sales contracts with key customers are signed at the beginning of the calendar year and are revised as needed.

According to China Association of Automobile Manufacturers, the unit production of the Chinese heavy duty vehicle and medium vehicle sectors including completive truck, chassis and semi-trailer, grew over 43.3% in 2007 as compared to 2006. The Joint Venture has successfully expanded its production capacity so that it is able to utilize the opportunity to increase its sales to the OEM market by $14.1 million or 52% for the year ended December 31, 2007, as compared to the year ended December 31, 2006. Such sales growth is the result of its enlarged customer base and the increasing orders from its existing major customers.

Aftermarket - The Joint Venture's products are also sold in the aftermarket for replacement purposes. With the rapid growth of commercial vehicles output in recent years and the increasing number of vehicles on the road, demand for replacement parts has become stronger. Currently, the Company has 28 authorized distributors covering 7 regions nationwide. These distributors sell only the Joint Ventures and the Ruili Group's products under the "SORL" trademark to over 800 distributors. The Joint Venture provides product technical services to these distributors. The Joint Venture also conducts periodic performance evaluations, and reserves the right to terminate the distributorship of those with frequent delinquencies or poor sales records, and to replace them by other selected firms. For 2007, the Company achieved total revenue of $31.1 million in domestic aftermarket sales, an increase of 30.3%% from 2006.

International Markets -. The Joint Venture sells products to over 81 countries and has signed agreements with four distributors in UAE, Australia, and USA, sent its engineers to India to support its sales to the local OEMs. We also actively participate in international trade shows at Paris, Dubai,Las Vegas, Guangzhou, and Beijing to update our knowledge on automobile technology and local market trends and to acquire new customers and new orders.

DISTRIBUTION

The Joint Venture ships finished products directly to OEM customers. The products are distributed to aftermarket customers in China through a network of 28 authorized distributors, who also function as the distribution centers for their respective regions. Shipments are delivered directly to international customers.

INTELLECTUAL PROPERTY AND INNOVATION CAPACITY

The Joint Venture currently employs 68 technical staff members, including 43 holding Engineer or Senior Engineer qualifications. Among which, 3 staff members are for technological information, 41 for new product development and technique designing, 9 for measurement and testing, 6 for MIS and the other nine persons are quality management engineers.

In addition to its in-house technical force, the Joint Venture has cooperation arrangements with leading universities in automotive engineering industry, including:

- Tongji University at Shanghai and Harbin Institute of Technology: Contract for co-development of electronic control braking system and automotive master cable technology; and

- Tsinghua University E-Tech Technology Co., Ltd. and Zhejiang University: Contract for MIS projects, including the development of application software for product design innovation and production management.

Pursuant to the arrangements with these universities, we have priority rights to acquire the intellectual property which is developed. The financial arrangements as to amount and terms of payment vary depending on the type of project. Normally, we make an initial payment in the form of a research grant and then negotiate a payment upon development of the technology.

We also consult with the technical staff of the Ruili Group from time to time on a no-cost basis. We collaborate with other industry research groups such as the research centers of FAW Group and Dongfeng Group.

Capitalizing on these resources, we have successfully developed innovative products and technologies such as a new type of clutch servo with sensor ; a combined air dryer with build-in temperature-control device and unloader; and an inner-breath spring chamber which enables internal air circulation.

The Joint Venture owns a full range of processing equipment required for development of new auto part products, including machines for molding, die casting and cutting processes. Furthermore, the Joint Venture is capable of designing and making over 90% of the technical devices such as tools, jigs and molds that are required for producing prototypes. In addition, the partnership with Tsinghua University and Zhejiang University in developing software for application in new product design system has resulted in substantial savings in the cycle time for new product development.

Patented Technologies

We have reinforced our R&D efforts on patented products. Currently the Joint Venture owns 12 utility patents and has filed applications for 6 other patents in China and an additional three in the U.S.

Know-how

Based on the many years of manufacturing experience, the Joint Venture has accumulated a substantial amount of know-how. For instance, the special formula for aluminum alloy acquired over years of repeating tests considerably improves the compactness of alloy, hence the strength of casting. The Joint Venture also possesses a confidential "protection film" processing technique to enhance the sealability of products.

Currently, the Joint Venture endeavors to establish and master a lean production system. The new system has begun to come into effect. Also, in order to ensure the high quality of our products, the Joint Venture has successfully replaced the traditional testing method with computerized testing systems and obtained the capacity for online quality testing.

The Joint Venture has taken numerous steps to protect its proprietary technologies. Specific staff is assigned to safe keep documents and filings. Critical employees are required to sign a confidentiality agreement with the Joint Venture.

Trademarks

Our principal trademark is "SORL" which we license on a non-exclusive royalty free basis from the Ruili Group. The license currently expires in 2012 and we have an agreement with the Ruili Group that the license will be extended if the trademark registration for the trade name is extended. The Ruili Group has obtained a registration for "SORL" from the World Intellectual Property Organization and, in 2007, registered the trademark in US.

PRODUCTION

The Joint Venture owns the largest commercial vehicle air brake valve products manufacturing base in China. During the 2007 fiscal year , the Joint Venture added 65 CNC machines, 11 die casting machines, and 15 units of other machines.

Meanwhile, the Joint Venture re-deployed and streamlined its production / assembly lines, enabling it to rapidly expand its production capacity to meet increasing market demands for its products. The production process includes fixture, jig and die making, aluminum alloy die casting, metal sheet stamping, numerical control cutting, melding, numerical control processing, surface treatment, filming, rubber/plastic processing, final assembly and packaging. The Joint Venture possesses state-of-the-art manufacturing and testing facilities sourced from the US, Korea, Taiwan as well as mainland China, including CNC processing centers, CNC lathes, casting, stamping and cutting machines, automatic spraying and electroplating lines, cleaning machines, automatic assembly lines and 3D COMERO and projectors, etc.

In September 2007, the Joint Venture purchased land rights, a manufacturing plant and office building with a total floor area of 712,333 square feet, from Ruili Group Co., Ltd.. The Joint Veture previously leased part of the facility from Ruili and occupied approximately 50% of it. As a result of this transaction, the additional production space is expected to meet the Company's growth demand for the next few years.

ENVIRONMENT

In 2006, we were granted the certification of ISO14001 on environmental management and OHSAS18001 on health and safety management, which reflected the Company's commitment to workplace safety, health and environmental protection. The Joint Venture carries out staff training to enhance awareness of environment protection. It effects controls from the beginning to adopt environment friendly production, reducing or preventing pollution, as well as saving energy consumption and manufacturing costs. For example, intensity of noise is listed as one of the criteria in the selection of new equipment; Waste water is stored, purified and recycled in the production process; and compressing machines are used in disposal of aluminum and steel scraps, thereby saving both storage space and power consumption.

RAW MATERIALS

Raw materials used by the Joint Venture in the manufacture of its products primarily include steel, aluminum, other metals, rubber and various components.

All of the materials used are generally readily available from numerous sources. We have not, in recent years, experienced any significant shortages of manufactured components or raw materials and normally do not carry inventories of these items in excess of what is reasonably required to meet our production and shipping schedules. Critical raw materials are generally sourced from at least two or more vendors to assure adequate supply and price competition. The Joint Venture maintains relationships with over twenty material suppliers. In 2007, the three largest suppliers are Shanghai Jinshi Materials Co., Ltd, Shanghai Lutie Metal Trading Co., Ltd. and Shanghai Jingutong Industry Development Co.,Ltd, which together accounted for 26.4% of the aggregate of raw materials we purchased.

When planning a purchase order, with such other terms as quality, delivery and credit terms being substantially the same, the Joint Venture compares prices quoted by different suppliers in an attempt to receive the lowest price. In order to secure a purchase price and subsequently a predictable cost of sales, the Joint Venture generally makes a down payment to suppliers.

Normally, the annual purchase plan for raw materials, such as aluminum ingot and steel sheet, is determined at the beginning of the calendar year according to our OEM customer's orders and our own forecast for the aftermarket and international sales. Such purchase plans with key suppliers can be revised quarterly. Our actual requirements are based on monthly production plans. Management believes that this arrangement prevents us from having excess inventory when the orders from customers change.

For raw materials other than steel and aluminum, we normally maintain from five to seven days of inventory at our warehouse.

STRATEGIC PLAN

The Joint Venture's strategic plan is to enhance its core competences, maintain steady business growth and increase its market share both in China and internationally. In anticipation of a possible slowdown in the global economy in

2008, the Joint Venture plans to adjust its sales growth rate and its product portfolio and to improve profitability through the following:

- FOCUS ON QUALITY CONTROL AND COST REDUCTION. We believe that our products offer higher quality compared with our competitors in the commercial vehicle air brake valve market in China, and a superior performance-cost advantage in the international market. To sustain this competitive advantage and at the same time obtain higher profit margins, the Joint Venture, based on its efficient manufacturing base in China, plans to continue focusing on quality control and cost reduction, including, for example, reduction in spoilage and improvement in manufacturing techniques.

- IMPLEMENT THE BRAND STRATEGY. The Joint Venture plans to focus efforts on promotion of the "SORL" brand name based on technological innovation.

- INVEST IN NEW PRODUCT DEVELOPMENT. We are investing in the development of such new products as electronic braking system which our management believes has significant market potential.

- EXPAND PRODUCTION FACILITIES TO MEET FURTHER DEMANDS. Anticipating the increasing demands for our products, management plans to acquire new facilities and procure new equipment, and also to increase the Joint Venture's sales force.

- FURTHER EXPANSION IN THE INTERNATIONAL MARKET. During 2007, the Joint Venture achieved approximately 28.1% growth in export sales, which accounted for 37.5% of total sales for the year. Management believes our products are competitive in the international market. We plan to set up additional authorized sales distributors internationally. We also plan to actively seek strategic partnerships with international distributors and manufacturers.

- EXPAND THROUGH STRATEGIC ALLIANCES AND ACQUISITIONS. We are exploring opportunities to create long-term growth through new joint ventures or acquisitions of other automotive parts manufacturers in China, and of auto parts distributors or repair factories with established sales networks outside of China. We will seek synergistic acquisition targets which can be easily integrated into our product manufacturing and corporate management, or companies that have strong joint-venture partners that would become major customers.

DOING BUSINESS IN CHINA

CHINA'S ECONOMY

Management believes that the most important factor to understand the Chinese automobile industry is the country's rapid economic growth. According to China's Statistics Bureau, China's GDP growth rate for 2005, 2006 and 2007 was 9.9%, 11.1% and 11.4% respectively.

One of the most important goals for Chinese macro-economic development in 2008 is to strike a balance between economic development and inflation control. According to a Chinese government report, the government set its 2008 goal for GDP growth at 8 percent and CPI inrease at about 4.8 percent.

THE CHINESE LEGAL SYSTEM

The practical effect of the People's Republic of China legal system on our business operations in China can be viewed from two separate but intertwined considerations. First, as a matter of substantive law, the Foreign Invested Enterprise laws provide significant protection from government interference. In addition, these laws guarantee the full enjoyment of the benefits of corporate Articles and contracts to Foreign Invested Enterprise participants. These laws, however, do impose standards concerning corporate formation and governance, which are not qualitatively different from the general corporation laws of the several states. Similarly, the People's Republic of China accounting laws mandate accounting practices, which are not consistent with US Generally Accepted Accounting Principles. The China accounting laws require that an annual "statutory audit" be performed in accordance with People's Republic of China accounting standards and that the books of account of Foreign Invested Enterprises are maintained in accordance with Chinese accounting laws.

Second, while the enforcement of substantive rights may appear less clear than United States procedures, the Foreign Invested Enterprises and Wholly Foreign-Owned Enterprises are Chinese registered companies which enjoy the same status as other Chinese registered companies in business-to-business dispute resolution. Because the terms of the respective Articles of Association provide that all business disputes pertaining to Foreign Invested Enterprises are to be resolved by the Arbitration Institute of the Stockholm Chamber of Commerce in Stockholm, Sweden applying Chinese substantive law, the Chinese minority partner in the Joint Venture will not assume a privileged position regarding such disputes. Any award rendered by this arbitration tribunal is, by the express terms of the respective Articles of Association, enforceable in accordance with the "United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958)." Therefore, as a practical matter, although no assurances can be given, the Chinese legal infrastructure, while different in operation from its United States counterpart, should not present any significant impediment to the operation of Foreign Invested Enterprises.

ECONOMIC REFORM ISSUES

Although the Chinese government owns the majority of productive assets in China, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourage private economic activity. Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

- We will be able to capitalize on economic reforms;
- The Chinese government will continue its pursuit of economic reform policies;
- The economic policies, even if pursued, will be successful;
- Economic policies will not be significantly altered from time to time; and
- Business operations in China will not become subject to the risk of nationalization.

Since 1979, the Chinese government has reformed its economic systems. Because many reforms are unprecedented or experimental, they are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further readjustment of the reform measures. This refining and readjustment process may negatively affect our operations.

To date reforms to China's economic system have not adversely impacted our operations and are not expected to adversely impact operations in the foreseeable future; however, there can be no assurance that the reforms to China's economic system will continue or that we will not be adversely affected by changes in China's political, economic, and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad, and reduction in tariff protection and other import restrictions.

EMPLOYEES AND EMPLOYMENT AGREEMENTS

The Company currently employs 2,005 employees, all of whom are employed full time: 53 for quality control, 68 technical staff, 72 sales and marketing staff, 1,765 production workers and 47 administrative staff. There are employment agreements with all of the employees whereby administrative staff workers agree to three years of employment and hourly workers agree to three years. Employment contracts with all employees comply with relevant laws and regulations of China.

The Joint Venture is subject to the Sino-foreign Equity Joint Venture Enterprise Labour Management Regulations. In compliance with those regulations, the Joint Venture's management may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and discipline of employees. The Joint Venture has, as required by law, established special funds for enterprise development, employee welfare and incentives, as well as a general reserve. In addition, the Joint Venture is required to provide its employees with facilities sufficient to enable the employees to carry out trade union activities.

DESCRIPTION OF THE JOINT VENTURE

General

The Joint Venture was established on January 17, 2004 pursuant to the terms of a Joint Venture Agreement with the Ruili Group. Below is a description of the material terms of the Joint Venture.

Management of the Joint Venture

Pursuant to the terms of the Joint Venture Agreement, the Board of Directors of the Joint Venture consists of three directors; we have the right to designate two members of the board and the Ruili Group has the right to designate one member and we have the authority to appoint the Chairman of the Board. The majority of the Board has decision-making authority with respect to operating matters. As a result, we maintain operating control over the Joint Venture. However, at this time, our two senior executives, Messrs. Xiao Ping Zhang and Xiao Feng Zhang are the founders of the Ruili Group, and therefore there is limited independence between the two entities. The term of the Joint Venture will expire on March 4, 2019 although we anticipate that we will be able to extend such term. Extension of the agreement will be subject to negotiation with the Ruili Group and approval of the Chinese government.

JV DISTRIBUTION OF PROFITS

After provision for social welfare funds for employees and provision for taxation, the profits, if any, of the Joint Venture will be available for distribution to the parties in proportion to their respective capital contributions. Any such distributions must be authorized by the Joint Venture's Board of Directors. To date, the Joint Venture has not distributed any profits and does not anticipate doing so for the near term.

JV ASSIGNMENT OF INTEREST

Any assignment of an interest in the Joint Venture must be approved by the Chinese government. The Chinese joint venture laws also provide for preemptive rights and the consent of the other joint venture party for any proposed assignments by one party to a third party.

JV LIQUIDATION

Under the Chinese joint venture laws, the Joint Venture may be liquidated in certain limited circumstances, including expiration of the ten-year term or any term of extension, the inability to continue operations due to severe losses, force majeure, or the failure of a party to honor its obligations under the joint venture agreement or the Articles Of Association in such a manner as to impair the operations of the joint venture. The Chinese joint venture laws provide that, upon liquidation, the net asset value (based on the prevailing market value of the assets) of a joint venture shall be distributed to the parties in proportion to their respective registered capital in the joint venture.

JV RESOLUTION OF DISPUTES

In the event of a dispute between the parties, attempts will be made to resolve the dispute through friendly consultation or mediation. In the absence of a friendly resolution, the parties have agreed that the matter will first be referred to the China International Economic and Trade Arbitration Commission in Beijing, whose decisions are final and enforceable in Chinese courts.

JV EXPROPRIATION

The Chinese joint venture laws provide that China will not nationalize or requisition enterprises in which foreign funds have been invested. However, under special circumstances, when public interest requires, enterprises with foreign capital may be legally requisitioned and appropriate compensation will be made.

ITEM 1A. RISK FACTORS

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of, or that we currently think are immaterial, may also impair our business operations or financial results. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer and the trading price of our common stock could decline.

Our ability to effectively implement our business strategy depends upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced management and other key personnel and we cannot assure that we will be able to hire or retain such employees.

We must attract recruit and retain a sizeable workforce of technically competent employees. Our ability to effectively implement our business strategy will depend upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced management and other key personnel. These individuals are difficult to find in China and as the economy in China expands, there is increasing competition for skilled workers. We cannot assure that we will be able to find, hire or retain such employees, or even if we are able to so hire such employees, that the financial costs therefrom will not adversely affect our net income.

Certain of our officers and directors have existing responsibilities to other businesses in addition to our company and as a result, conflicts of interest between us and the other activities of those persons may occur from time to time.

Certain persons serving as our officers and directors have existing responsibilities and, in the future, may have additional responsibilities, to provide management and services to other entities in addition to us. In particular, Mr. Xiao Ping Zhang, our Chief Executive Officer, and Mr. Xiao Feng Zhang, our Chief Operating Officer, are officers and principal stockholders of Ruili Group Co. Ltd. which is engaged in the development, production and sale of various kinds of automotive parts as well as operating a hotel property and investing in the development of real property in China. The management of our joint venture is shared with the Ruili Group and therefore there may exist conflicts of interest between us and the Ruili Group in connection with its operation. Our joint venture agreement provides that the Board of Directors of the Joint Venture is comprised of three persons, two of whom are appointed by us. However, at the present time our two senior executives, Messrs, Xiao Ping Zhang and Xiao Feng Zhang are the founders of and employed at the Ruili Group. Therefore, the Ruili Group exercises considerable control over the Joint Venture. There can be no assurance that in the event of a conflict between us and the Ruili Group that the operations of the Joint Venture and our interests in the Joint Venture will not be adversely affected or that our Company's interests will always be fairly represented. The Ruili Group also provides certain services to the Company in the form of bank guaranties, licensing of certain technology. The Ruili Group also sells to us certain non-valve products which allow us to fill out our product lines which in 2007 represented approximately 23.0% of our sales. As a result, conflicts of interest between us and the other activities of those persons may occur from time to time. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling our affairs. However, the existing responsibilities limit the amount of time such officers and directors can spend on our affairs.

We are and will continue to be under downward pricing pressures on our products from our customers and competitors which may adversely affect our growth, profit margins and net income.

We face continuing downward pricing pressure from our customers and competitors, especially in the sales of replacement parts. To retain our existing customers and gain new ones, we must continue to keep our unit prices low. In view of our need to maintain low prices on our products, our growth, profit margins and net income will suffer if we cannot effectively continue to control our manufacturing and other costs.

Our contracts with our customers are generally short-term and do not require the purchase of a minimum amount, which may result in periods of time during which we have limited orders for our products.

Our customers generally do not provide us with firm, long-term volume purchase commitments. Although we enter into manufacturing contracts with certain of our customers who have continuing demand for a certain product, these contracts state terms such as payment method, payment period, quality standards and inspection and similar matters rather than provide firm, long-term commitments to purchase products from us. As a result of the absence of long term contracts, we could have periods during which we have no or only limited orders for our products, but will continue to have to pay the costs to maintain our work force and our manufacturing facilities and to service our indebtedness without the benefit of current revenues.

We consistently face short lead times for delivery of products to customers. Failure to meet delivery deadlines in our production agreements could result in the loss of customers and damage to our reputation and goodwill.

We enter into production agreements with our customers prior to commencing production, which reduces our risk of cancellations. However, these production agreements typically contain short lead times for delivery of products, leading to production schedules that can strain our resources and reduce our profit margins on the products produced. Although we have increased our manufacturing capacity, we may lack sufficient capacity at any given time to meet all of our customers' demands if they exceed the production capacity of levels. We strive for rapid response to customer demand, which can lead to reduced purchasing efficiency and increased material costs. If we are unable to sufficiently meet our customers' demands, we may lose our customers. Moreover, failure to meet customer demands may impair our reputation and goodwill.

Because of the short lead times in our production agreements, we may not be able to accurately or effectively plan our production or supply needs.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, facility requirements, personnel needs, and other resource requirements, based on our production agreements with our customers. Short lead times of our customers' commitments to their own customers and the possibility of rapid changes in demand for their products reduce our ability to estimate accurately the future requirements of those customers for our products. Because many of our costs and operating expenses are fixed, a reduction in customer demand can harm our gross margins and operating results. We may also occasionally acquire raw materials without having customer orders based on a customer's forecast or in anticipation of an order and to secure more favorable pricing, delivery or credit terms in view of the short lead times we often have under our customers' orders. These purchases can expose us to losses from inventory carrying costs or inventory obsolescence.

Our operations depend highly on Messrs. Xiao Ping Zhang, our Chief Executive Officer, and Xiao Feng Zhang, our Chief Operating Officer, and a small number of other executives and the loss of any such executive could adversely affect our ability to conduct our business.

The success of our operations depends greatly on a small number of key managers, particularly, Messrs. Xiao Ping Zhang and Xiao Feng Zhang. The loss of the services of either Mr. Zhang, or any of the other senior executives could adversely affect our ability to conduct our business. Even if we are able to find other managers to replace any of these managers, the search for such managers and the integration of such managers into our business will inevitably occur only over an extended period of time. During that time the lack of senior leadership could affect adversely our sales and manufacturing, as well as our research and development efforts.

We may not be able to effectively respond to rapid growth in demand for our products and of our manufacturing operations which could adversely affect our customer relations and our growth prospects.

If we continue to be successful in obtaining rapid market growth of our products, we will be required to deliver large volumes of quality products to customers on a timely basis at a reasonable cost to those customers. Meeting such increased demands will require us to expand our manufacturing facilities, to increase our ability to purchase raw materials, to increase the size of our work force, to expand our quality control capabilities and to increase the scale upon which we produce products. Such demands would require more capital and working capital than we currently have available.

We extend relatively long payment terms for accounts receivable which can adversely affect our cash flow.

As is customary in China, we currently extend relatively long payment terms to certain of our China based customers (generally 90-180 days for our OEM customers and 60-90 days for our aftermarket customers). As a result of the size of many of our orders, these extended terms adversely affect our cash flow and our ability to fund our operations out of our operating cash flow. In addition, the reserves we establish for our receivables may not prove to be adequate in view of actual levels of bad debts. The failure of our customers to pay us timely would negatively affect our working capital, which could in turn adversely affect our cash flow.

Our customers often place large orders for products, requiring fast delivery, which impacts our working capital. If our customers do not incorporate our products into their products and sell them in a timely fashion, for example, due to excess inventories, sales slowdowns or other issues, they may not pay us in a timely fashion, even on our extended terms. This failure to pay timely may defer or delay further product orders from us, which may adversely affect our cash flows, sales or income in subsequent periods.

We may not be able to finance the development of new products which could negatively impact our competitiveness.

Our future operating results will depend to a significant extent on our ability to continue to provide new products that compare favorably on the basis of cost and performance with the products of our competitors. Some of our competitors have design and manufacturing capabilities and technologies that compete well with our products, particularly in markets outside of China. We are currently conducting research and development on a number of new products, activities requiring a substantial outlay of capital. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in research and development of new products. These costs may increase, resulting in greater fixed costs and operating expenses. All of these factors create pressures on our working capital and ability to fund our current and future manufacturing activities and the expansion of our business.

We receive a significant portion of our revenues from a small number of customers which may make it difficult to negotiate attractive prices for our products and exposes us to risks of substantial losses if we lose certain of these customers.

Although no customer individually accounted for more than 8 % of our revenues for the fiscal year ended December 31, 2007, our three largest customers accounted for approximately 18.2% and 15.2% of our revenues in 2007 and 2006 respectively. Dependence on a few customers could make it difficult to negotiate attractive prices for our products and could expose us to the risk of substantial losses if a single dominant customer stops purchasing our products.

Our business depends on our ability to protect and enforce our intellectual property effectively which may be difficult particularly in China.

The success of our business depends in substantial measure on the legal protection of proprietary rights in technology we hold. We hold 12 patents in China,have filed applications for 6 others in China and an additional three in the U.S.. We claim proprietary rights in various unpatented technologies, know-how, trade secrets and trademarks relating to products and manufacturing processes. We protect our proprietary rights in our products and operations through contractual obligations, including nondisclosure agreements. If these contractual measures fail to protect our proprietary rights, any advantage those proprietary rights provide us would be negated. Monitoring infringement of intellectual property rights is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property and know-how, particularly in China and other countries in which the laws may not protect our proprietary rights as fully as the laws of the United States. Accordingly, other parties, including competitors, may duplicate our products using our proprietary technologies. Pursuing legal remedies against persons infringing our patents or otherwise improperly using our proprietary information is a costly and time consuming process that would divert management's attention and other resources from the conduct of our other business, and could cause delays and other problems with the marketing and sales of our products, as well as delays in deliveries.

It may be difficult to find or integrate acquisitions which could have an adverse effect on our expansion plans.

An important component of our growth strategy is to invest in or acquire companies such as other automotive parts manufacturers and distribution companies. We may be unable to identify suitable investment or acquisition candidates or to make these investments or acquisitions on a commercially reasonable basis, if at all. If we complete an investment or acquisition, we may not realize the anticipated benefits from the transaction.

Integrating an acquired company is complex, distracting and time consuming, as well as a potentially expensive process. The successful integration of an acquisition would require us to:

- integrate and retain key management, sales, research and development, and other personnel;
- incorporate the acquired products or capabilities into our offerings both from an engineering and sales and marketing perspective;
- coordinate research and development efforts;
- integrate and support pre-existing supplier, distribution and customer relationships; and
- consolidate duplicate facilities and functions and combine back office accounting, order processing and support functions.

The geographic distance between the companies, the complexity of the technologies and operations being integrated and the disparate corporate cultures being combined may increase the difficulties of combining an acquired company. Acquired businesses are likely to have different standards, controls, contracts, procedures and policies, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems. Management's focus on integrating operations may distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts.

With the automobile parts markets being highly competitive and many of our competitors having greater resources than we do, we may not be able to compete successfully.

The automobile parts industry is a highly competitive business. Criteria for our customers and potential customers include:

- Quality;
- Price/cost competitiveness;
- Product performance;
- Reliability and timeliness of delivery;
- New product and technology development capability;
- Degree of global and local presence;

- Effectiveness of customer service; and
- Overall management capability.

Depending on the particular product market (OEM or aftermarket) and geographic market, the number of our competitors varies significantly. Many of our competitors have substantially greater revenues and financial resources than we do, as well as stronger brand names, consumer recognition, business relationships with vehicle manufacturers, and geographic presence than we have, especially where we intend to enter a new geographic market. We may not be able to compete favorably and increased competition may substantially harm our competitive position.

Internationally, we face different market dynamics and competition. We may not be as successful as our competitors in generating revenues in international markets due to the lack of recognition of our brands, products or other factors. Developing product recognition overseas is expensive and time-consuming and our international expansion efforts may be more costly and less profitable than we expect. If we are not able to execute our business expansion in our target markets, our sales could decline, our margins could be negatively impacted and we could lose market share.

A disruption at our sole manufacturing site would significantly interrupt our production capabilities, which could have drastic consequences to us, including threatening our financial viability.

We currently manufacture all of our products at our sole commercial manufacturing facility, which is located near Ruian City, Wenzhou, Zhejiang Province, People's Republic of China. Accordingly, we face risks inherent in operating a single manufacturing facility, since any disruption, such as a fire, or natural disaster, could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months or years of production delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy customer orders on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facility. For these reasons, a significant disruptive event at our manufacturing facility could have drastic consequences on us, including threatening our financial viability.

The cyclical nature of commercial vehicle production and sales could result in a reduction in automotive sales, which could adversely affect our financial liquidity.

Our sales to OEMs depend on automotive commercial vehicle production and sales by our customers, which are highly cyclical and affected by general economic conditions and other factors, including consumer spending and preferences. They also can be affected by government policies, labor relations issues, regulatory requirements, and other factors. In addition, in the last two years, the price of commercial vehicles in China has generally declined. As a result, the volume of commercial vehicle production in China has fluctuated from year to year, which cause fluctuations in the demand for our products.

Increasing costs for manufactured components and raw materials may adversely affect our profitability.

We use a broad range of manufactured components and raw materials in our products, including castings, electronic components, finished sub-components, molded plastic parts, fabricated metal, aluminum and steel, and resins. Because it may be difficult to pass increased prices for these items on to our customers, a significant increase in the prices of our components and materials could materially increase our operating costs and adversely affect our profit margins and profitability.

Longer product life of parts may reduce aftermarket demand for some of our products.

In 2007, approximately 64% of our sales were to the aftermarket. The average useful life of original equipment parts has been steadily increasing in recent years due to improved quality and innovations in products and technologies.

The longer product lives allow vehicle owners to replace parts of their vehicles less often. Additional increases in the average useful life of automotive parts are likely to adversely affect the demand for our aftermarket products.

We may be subject to product liability and warranty and recall claims, which may increase the costs of doing business and adversely affect our financial condition and liquidity.

We face an inherent business risk of exposure to product liability and warranty claims if our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. We have not obtained product liability insurance and therefore may be exposed to potential liability without any insurance. We cannot ensure you that we will not incur significant costs to defend these claims or that we will not experience any product liability losses in the future. In addition, if any of our designed products are or are alleged to be defective, we may be required to participate in a recall of such products. We cannot assure you that the future costs associated with providing product warranties and/or bearing the cost of repair or replacement of our products will not have an adverse effect on our financial condition and liquidity.

We are subject to environmental and safety regulations, which may increase our compliance costs.

We are subject to the requirements of environmental and occupational safety and health laws and regulations in China and other countries where we sell our products. To the extent that we expect to expand our operations into other geographic areas, we will become subject to such laws and regulations of those countries as well. We cannot provide assurance that we have been or will be at all times in full compliance with all of these requirements, or that we will not incur material costs or liabilities in connection with these requirements. The capital requirements and other expenditures that may be necessary to comply with environmental requirements could increase and become a material expense of doing business.

Non-performance by our suppliers may adversely affect our operations by delaying delivery or causing delivery failures, which may negatively affect demand, sales and profitability.

We purchase various types of equipment, raw materials and manufactured component parts from our suppliers. We would be materially and adversely affected by the failure of our suppliers to perform as expected. We could experience delivery delays or failures caused by production issues or delivery of non-conforming products if our suppliers failed to perform, and we also face these risks in the event any of our suppliers becomes insolvent or bankrupt.

Our commercial viability depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties.

In the event that our technologies infringe or violate the patent or other proprietary rights of third parties, we may be prevented from pursuing product development, manufacturing or commercialization of our products that utilize such technologies. There may be patents held by others of which we are unaware that contain claims that our products or operations infringe. In addition, given the complexities and uncertainties of patent laws, there may be patents of which we know that we may ultimately be held to infringe, particularly if the claims of the patent are determined to be broader than we believe them to be. As a result, avoiding patent infringement may be difficult.

If a third party claims that we infringe its patents, any of the following may occur:

- we may become liable for substantial damages for past infringement if a court decides that our technologies infringe upon a competitor's patent;
- a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms or at all, or which may require us to pay substantial royalties or grant cross-licenses to our patents; and
- we may have to redesign our product so that it does not infringe upon others' patent rights, which may not be possible or could require substantial funds or time.

In addition, employees, consultants, contractors and others may use the trade secret information of others in their work for us or disclose our trade secret information to others. Either of these events could lead to disputes over the ownership of inventions derived from that information or expose us to potential damages or other penalties. If any of these events occurs, our business will suffer and the market price of our common stock will likely decline.

Our international expansion plans subject us to risks inherent in doing business internationally.

Our long-term business strategy relies on the expansion of our international sales outside China by targeting markets, such as Europe and the United States. Risks affecting our international expansion include challenges caused by distance, language and cultural differences, conflicting and changing laws and regulations, international import and export legislation, trading and investment policies, foreign currency fluctuations, the burdens of complying with a wide variety of laws and regulations, protectionist laws and business practices that favor local businesses in some countries, foreign tax consequences, higher costs associated with doing business internationally, restrictions on the export or import of technology, difficulties in staffing and managing international operations, trade and tariff restrictions, and variations in tariffs, quotas, taxes and other market barriers. These risks could harm our international expansion efforts, which could in turn materially and adversely affect our business, operating results and financial condition.

If we cannot continue to satisfy the Nasdaq Global Market's listing maintenance requirements and other Nasdaq rules, our common stock could be delisted, which could negatively affect the price of our ordinary shares and your ability to sell them.

In order to maintain our listing on the Nasdaq Global Market, we will be required to comply with Nasdaq rules which include rules regarding minimum shareholders' equity, minimum share price, and certain corporate governance requirements. We may not be able to continue to satisfy the listing maintenance requirements of the Nasdaq Global Market and other applicable Nasdaq rules. If we are unable to satisfy the Nasdaq criteria for maintaining listing, our common stock could be subject to delisting. If our common stock is delisted, trading, if any, of our common stock would thereafter be conducted in the over-the-counter market, in the so-called "pink sheets" or on the National Association of Securities Dealers, Inc.'s "electronic bulletin board." As a consequence of any such delisting, our share price could be negatively affected and our stockholders would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices of, our common stock.

We do not intend to pay dividends on shares of our common stock in the foreseeable future.

We have never paid cash dividends on our common stock. Our current Board of Directors does not anticipate that we will pay cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business and/or to fund future acquisitions. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. Under PRC law, our PRC joint venture is required to set aside a portion of its net income each year to fund designated statutory reserve funds.

Risks Related to Doing Business in China

We operate from facilities that are located in China. Our principal operating subsidiary, Ruili Group Ruian Auto Parts Co., Ltd., is a sino-foreign joint venture organized under the laws of the PRC.

Changes in China's political and economic policies and conditions could cause a substantial decline in the demand for our products and services.

Historically, we have derived a substantial portion of our revenues from China. We anticipate that China will continue to be our primary production and an important sales base in the near future and currently almost all of our assets are located in China. While the PRC government has pursued economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a large part of the PRC economy is still being operated under varying degrees of control by the PRC government. By imposing industrial policies and other economic measures, such as restrictions on lending to certain sectors of the economy, control of foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the PRC economy that the government believed to be overheating, including placing additional limitation on the ability of commercial banks to make loans by raising bank reserve-against-deposit rates. Historically, this restrictive policy on loans had the effect of decreasing infrastructure projects resulting in a decrease in demand for heavy trucks, thus adversely impacting our product sales to our OEM Customers. Because of the negative impact of the Chinese government policies on the truck manufacturers, we also were required to extend our normal credit terms to certain of these manufacturers. Our operating results may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

Changes in foreign exchange regulation in China may affect our ability to pay dividends in foreign currencies.

Currently, the RMB is not a freely convertible currency and the restrictions on currency exchanges in China may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividends or other payments in U.S. dollars. The PRC government strictly regulates conversion of RMB into foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade-and service-related foreign exchange transactions, foreign debt service and payment of dividends. In accordance with the existing foreign exchange regulations in China, our PRC joint venture may pay dividends in foreign currencies, without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. The PRC government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our RMB-denominated earnings into foreign currencies. If this occurs, our PRC joint venture may not be able to pay us dividends in foreign currency without prior approval from SAFE. In addition, conversion of RMB for most capital account items, including direct investments, is still subject to government approval in China and companies are required to open and maintain separate foreign exchange accounts for capital account items.

Fluctuation in the value of RMB could adversely affect the value of, and dividends payable on, our shares in foreign currency terms.

The value of RMB is subject to changes in PRC government policies and depends to a large extent on China's domestic and international economic, financial and political developments, as well as the currency's supply and demand in the local market. For over a decade from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the People's Bank of China, the PRC central bank, based on the previous day's interbank foreign exchange market rates in China and exchange rates on the world financial markets. The official exchange rate for the conversion of RMB into U.S. dollars remained stable until RMB was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, RMB will be permitted to fluctuate within a band against a basket of foreign currencies. This change in policy resulted initially in an approximately 6.5% appreciation in the value of Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of RMB against the U.S. dollar. Further revaluations of RMB against the U.S. dollar may also occur in the future.

The uncertain legal environment in China could limit the legal protections available to you.

The PRC legal system is a civil law system based on written statutes. Unlike the common-law system, the civil law system is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Our PRC joint venture is a Sino-foreign joint venture and is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes of existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of those laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you. For example, it is not clear if a PRC court would enforce in China a foreign court decision brought by you against us in shareholders' derivative actions.

Moreover, the enforceability of contracts in China, especially with governmental entities, is relatively uncertain. If counterparties repudiated our contracts or defaulted on their obligations, we might not have adequate remedies. Such uncertainties or inability to enforce our contracts could materially and adversely affect our revenues and earnings.

Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties as well as the practice of such subsidiary in declaring dividends, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions, uncertainties and dividend practices.

We conduct our core business operations through our PRC joint venture. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from our PRC joint venture. Under current PRC law, our PRC joint venture is regarded as a foreign-invested enterprise in China. Although dividends paid by foreign invested enterprises are not subject to any PRC corporate withholding tax, PRC law permits payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. generally accepted accounting principles in significant aspects, such as the use of different principles for recognition of revenues and expenses. Under PRC law, our PRC joint venture is required to set aside 10% of its net income each year to fund a designated statutory reserve fund until such funds reach 50% of registered share capital. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders although we do not presently anticipate paying any dividends. Moreover, any transfer of funds from us to our PRC joint venture, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and our PRC joint venture could restrict our ability to act in response to changing market conditions. Additionally to date, our PRC Joint Venture has not distributed any profits and does not anticipate doing so for the near term.

PRC economic reform policies or nationalization could result in a total investment loss in our common stock.

Since 1979, the Chinese government has reformed its economic systems. Because many reforms are unprecedented or experimental, they are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further readjustment of the reform measures. This refining and readjustment process may negatively affect our operations.

Although the Chinese government owns the majority of productive assets in China, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourage private economic activity. Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

- We will be able to capitalize on economic reforms;
- The Chinese government will continue its pursuit of economic reform policies;
- The economic policies, even if pursued, will be successful;

- Economic policies will not be significantly altered from time to time; and
- Business operations in China will not become subject to the risk of nationalization.

Over the last few years, China's economy has registered a high growth rate. However, as a result of an increase in China's rate of inflation in 2007, the Chinese government recently has implemented tighter monetary policy. These measures have included further increasing deposit reserve requirement ratio, conducting more open market operations, and raising base interest rates. These measures alone may not succeed in slowing down the economy's excessive expansion or control inflation, and may result in significant dislocations in the Chinese economy.

The Chinese government may adopt additional measure to further combat inflation, including the establishment of freezes or restraints on certain projects or markets. These measures may adversely affect our operations. For example, we believe that certain macroeconomic measures adopted by the Chinese government negatively impacted the demand for trucks in 2005, thus decreasing the demand from Chinese truck manufacturers for our products.

There can be no assurance that the reforms to China's economic system will continue or that we will not be adversely affected by changes in China's political, economic, and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad, and reduction in tariff protection and other import restrictions. A material change in reforms on economic policy could cause instability or other harmful results.

Because our principal operating company is organized under the laws of China, and substantially all of our assets are located in China, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on U.S. or other foreign law against our management and us.

Our joint venture operating company is incorporated under the laws of China and substantially all of our assets are located in China. In addition, all of our directors and executive officers reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon certain directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or many other countries. As a result, recognition and enforcement in China of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter may be difficult or impossible. Furthermore, an original action may be brought in China against us, our directors, managers, or executive officers only if the actions are not required to be arbitrated by Chinese law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a Chinese court may award civil liability, including monetary damages.

Any occurrence of serious infectious diseases, such as recurrence of severe acute respiratory syndrome (SARS) causing widespread public health problems, could adversely affect our business operations.

A renewed outbreak of SARS or other widespread public health problems in China, where a substantial portion of our revenue is derived, and in Ruian City, where our operations are headquartered, could have a negative effect on our operations. Our operations may be impacted by a number of public health-related factors, including the following:

- quarantines or closures of our factories or subsidiaries which would severely disrupt its operations;
- the sickness or death of the key officers and employees; and
- general slowdown in the Chinese economy resulting from an outbreak.

Any of the foregoing events or other unforeseen consequences of public health problems could result in reduction in net sales of our products.

Because it is likely that China will adopt additional environmental regulations and additional or modified regulations relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture our products or restricting disposal of any waste will increase our operating costs.

National, provincial and local laws impose various environmental controls on the manufacture of automotive parts and/or of certain materials used in the manufacture of automotive parts. Although we believe that our operations are in substantial compliance with current environmental regulations, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities. In addition, China is experiencing substantial problems with environmental pollution. Accordingly, it is likely that the national, provincial and local governmental agencies will adopt stricter pollution controls. Any such regulation relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture our products or restricting disposal of any waste will increase our operating costs.

Risks Related to Our Common Stock

The market price for our common stock may be volatile which could result in a complete loss of your investment.

The market price for our common stock may be volatile and subject to fluctuations in response to factors including the following:

- actual or anticipated fluctuations in our quarterly operating results,
- announcements of new products by us or our competitors,
- changes in financial estimates by securities analysts,
- conditions in the automotive market,
- changes in the economic performance or market valuations of other companies involved in the production of automotive parts,
- announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments,
- additions or departures of key personnel, or
- potential litigation.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We may issue additional shares of our capital stock to raise additional cash for working capital. If we issue additional shares of our capital stock, our stockholders will experience dilution in their respective percentage ownership in us.

We may seek to further expand our operations and therefore we may issue additional shares of our capital stock to raise additional cash for working capital. If we issue additional shares of our capital stock, our stockholders will experience dilution in their respective percentage ownership in us.

A large portion of our common stock is controlled by a small number of stockholders and as a result, these stockholders are able to influence the outcome of stockholder votes on various matters.

A large portion of our common stock is held by a small number of stockholders. Mr. Xiao Ping Zhang, our Company's Chief Executive Officer, and his brother, Xiao Feng Zhang, our Chief Operating Officer, hold approximately 49.7% and 6.2%, respectively, of the Company's common stock. As a result, these stockholders are able to control the outcome of stockholder votes on various matters, including the election of directors and other corporate transactions including business combinations.

The occurrence of sales of a large number of shares of our common stock, or the perception that these sales could occur, may affect our stock price and could impair our ability to obtain capital through an offering of equity securities.

The occurrence of sales of a large number of shares of our common stock, or the perception that these sales could occur, may affect our stock price and could impair our ability to obtain capital through an offering of equity securities. This will have an adverse affect on the business by restricting access to working capital to fund growth and operations. Furthermore, the current ratios of ownership of our common stock reduce the public float and liquidity of our common stock which can in turn affect the market price of our common stock.

We are responsible for the indemnification of our officers and directors which could result in substantial expenditures, which we may be unable to recoup.

Our Bylaws provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of us. This indemnification policy could result in substantial expenditures, which we may be unable to recoup.

Compliance with the Sarbanes-Oxley act could cost hundreds of thousands of dollars, require additional personnel and require hundreds of man hours of effort, and there can be no assurance that we will have the personnel, financial resources or expertise to meet requirements of these regulations.

The US Public Company Accounting Reform and Investor Protection Act of 2002, better known as Sarbanes-Oxley, is the most sweeping legislation to affect publicly traded companies in 70 years. Sarbanes-Oxley created a set of complex and burdensome regulations. Compliance with such regulations requires hundreds of thousands of dollars, additional personnel and hundreds of man hours of effort. There can be no assurance that we will have the personnel, financial resources or expertise to meet requirements of these regulations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2. DESCRIPTION OF PROPERTY

Our facilities are located in Ruian District of Wenzhou City in the Zhejiang Province, which is the center of automotive parts production in China. The facilities include a manufacturing plant and office building with a total floor area of 712,333 square feet, which we purchased from Ruili Group Co. Ltd., a related party, for an aggregate purchase price of approximately RMB152 million (approximately US$20.2 million)..Before the transaction, we occupied 271,713 square feet of factory and warehouse, leased from the Ruili Group under a ten year lease. At the production facility, the Company has production equipment, which are imported from the United States, Korea, Taiwan as well as manufactured in mainland China.

ITEM 3. LEGAL PROCEEDINGS

We are not a party to any pending litigation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to the stockholders in the fourth quarter of 2007.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDERS MATTERS AND ISSUERS PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

On April 18, 2006, SORL Auto Parts, Inc. was approved for listing its common shares on the NASDAQ Capital Market and commence trading its shares on NASDAQ under the symbol "SORL". The Company was further approved for listing on NASDAQ Global Market on November 21, 2006. High and low sales prices per share of our Common Shares for each quarter ended during 2007 and 2006 are as follows:

Quarter Ended	High	Low
2007		
First Quarter	9.88	7.37
Second Quarter	8.96	6.75
Third Quarter	8.30	6.01
Forth Quarter	9.46	6.07
2006		
First Quarter	5.95	4.16
Second Quarter	12.00	5.65
Third Quarter	8.21	5.81
Forth Quarter	12.00	5.77

Stockholders

At March 12, 2008, we had approximately 848 registered stockholders of record of our common stock. This number does not include shares held by brokerage clearing houses, depositories or otherwise in unregistered form.

Dividend

We have not historically declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend upon our debt and equity structure, earnings and financial condition, need for capital in connection with possible future acquisitions and other factors including economic conditions, regulatory restrictions and tax considerations. Additionally, amounts available for dividends are dependent on the profits available for distribution from our PRC joint venture. Under current PRC law, our PRC joint venture is regarded as a foreign invested enterprise in China. Although dividends paid by foreign invested enterprises are not subject to any PRC corporate withholding tax, PRC law permits payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. Under PRC law, our PRC joint venture is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders although we do not presently anticipate paying any dividends. Moreover, any transfer of funds from us to our PRC joint venture, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and our PRC joint venture could restrict our ability to act in response to changing market conditions. Additionally to date, our PRC Joint Venture has not distributed any profits and does not anticipate doing so for the near term.

Securities Authorized For Issuance under Equity Compensation Plans

The following table summarizes the securities authorized for issuance under our 2005 Stock Compensation Plan, the number of shares of our common stock issuable upon the exercise of outstanding options, warrants and rights, the weighted average exercise of such options and the number of additional shares of our common stock remaining available for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding option warrants and rights	Number of securities available for future issuance under equity compensation plans
Equity Compensation plans not approved by security holders	64,128		1,582,244
Total	64,128		1,582,244

Our 2005 Stock Compensation Plan was adopted by our board of directors in July 2005. We have reserved 1,700,000 shares for issuance under the 2005 Stock Compensation Plan of which options to purchase 64,128 shares have been granted and 53,628 shares have been awarded to date.

Recent Sales of Registered Securities; Use of Proceeds from Registered Securities.

On November 30, 2006, SORL completed its follow-on public offering of 4,285,714 shares of common stock at $7.25 per share. Maxim Group LLC and Chardan Capital Markets, LLC acted as representatives of the underwriters. Gross proceeds were approximately $31.1 million. Net proceeds after approximately $2.2 million of underwriters' commissions and approximately $0.7 million of related offering expenses were approximately $28.2 million. On December 13, 2006, Maxim Group LLC, the lead underwriter of the follow-on offering, exercised the over-allotment option in full to purchase an additional 642,857 shares of common stock. After deduction of the underwriter's discount of $0.3 million, approximately $4.3 million was received by the Company. The aggregate net proceeds to the Company of this offering were approximately US$32.5 million, which included $4.3 million as a result of the exercise of the over-allotment option.

As of December 31, 2006, the Company used approximately $22.7 million out of the net proceeds for working capital or new projects, including approximately $16.6 million for temporary repayment of short-term bank loan and $6.1 million as capital expenditures for the purchase of the land use right from the Ruili Group (a related party) and for the construction of the new plant. The Company had reached agreement with a local bank to temporarily repay its outstanding obligations when it had sufficient cash in account before spending the funds according to its business plan.

During the first and second quarter of 2007, approximately $3.5 million, $2.1 million, and $0.6 million out of the net offering proceeds were used for new machinery purchase, construction of the new plant, and R&D efforts, respectively. Also, the Joint Venture once again incurred bank a debt position with approximately $1.5 million in short term bank loans occurring in the second quarter of 2007.

On September 28, 2007, Ruili Group Ruian Auto Parts Co. Ltd., a subsidiary of the Company purchased land rights, a manufacturing plant, and an office building from Ruili Group Co. Ltd., a related party, for an aggregate purchase price of approximately RMB152 million (approximately US$20.2 million). DTZ Debenham Tie Leung Ltd., an internationally recognized appraiser, appraised the total asset value at RMB154 million (approximately US$20.5 million). The purchase price was paid by the Company by transferring to Ruili Group the Company's $9 million investment in an existing project that includes a new-facility-in-progress and prepayment of land use rights. The remaining balance of $11 million was paid by the cash generated from operations and a bank credit line.

Other than the payments to Ruili Group as mentioned above, none of the net offering proceeds were paid, directly or indirectly, to directors, officers and persons who beneficially own ten percent or more of our equity securities..

ITEM 6. CONSOLIDATED SELECTED FINANCIAL DATA.

The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results or Operation" appearing elsewhere in this report.

	Years ended December 31,				
(in thousands, of US dollars except per share data)	2007	2006	2005	2004	2003
RESULTS OF OPERATIONS					
Revenues	115,760	84,898	64,183	46,815	33,121
Income before income tax provision	12,588	9,748	5,500	5,341	3,844
Income tax provision	(637)	(1,253)	—	—	(546)
Net income before minority interest	11,951	8,495	5,500	5,341	1,150
Minority interest	(1,207)	(797)	(550)	(534)	—
Net income attributable to shareholders	10,744	7,698	4,950	4,807	1,150
Earnings per share:					
Basic	0.59	0.56	0.37	0.37	0.09
Diluted	0.59	0.56	0.37	0.37	0.09
FINANCIAL POSITION					
Cash, cash equivalents and restricted cash	4,340	11,138	961	730	—
Total assets	93,974	70,880	39,301	22,520	12,903
Long term debt, net of current portion	—	—	—	—	1,208

SELECTED UNAUDITED QUARTERLY RESULTS OF OPERATIONS

In the opinion of management, the accompanying unaudited quarterly financial information presented below includes all adjustments which management considers necessary to present fairly the results of its operations for the periods presented below in conformity with accounting principles generally accepted in the United States of America. This quarterly financial information has been prepared consistently with the accounting policies described in the accompanying audited consolidated financial statements for the year ended December 31, 2007. The results of operations for the periods presented below are not necessarily indicative of the results of operations to be expected in the future

	Fiscal Quarters Ended,											
	2007				2006				2005			
(in thousands of US dollars except per share data)	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Revenues	24,417	29,190	29,703	32,451	19,420	20,117	21,288	24,073	14,516	14,924	16,377	18,366
Operating expenses	(3,020)	(2,473)	(3,960)	(5,552)	(1,965)	(1,463)	(2,192)	(2,740)	(1,481)	(1,607)	(1,673)	(1,351)
:ome (loss) from operations	2,671	3,887	2,679	2,760	2,431	3,177	2,585	2,714	1,738	1,756	1,794	940
erest income (expense), net	(143)	(114)	(349)	(395)	(266)	(242)	(260)	(287)	(60)	(126)	(145)	(358)
Other income (expense)	28	271	108	183	(90)	2	(52)	36	(9)	(66)	(13)	(49)
Pre-tax income (loss)	2,699	4,158	2,787	2,944	2,076	2,936	2,274	2,462	1,669	1,563	1,636	631
Income tax provision	(362)	423	(434)	(264)	(294)	(294)	(311)	(354)	—	—	—	—
Net income	2,102	4,012	2,113	2,517	1,604	2,378	1,766	1,950	1,502	1,407	1,473	568

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant factors that have affected our financial position and operating results during the periods included in the accompanying consolidated financial statements, as well as information relating to the plans of our current management. This report includes forward-looking statements. Generally, the words "believes," "anticipates," "may," "will," "should," "expect," "intend," "estimate," "continue," and similar expressions or the negative thereof or comparable terminology are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including the matters set forth in this report or other reports or documents we file with the Securities and Exchange Commission from time to time, which could cause actual results or outcomes to differ materially from those projected. Undue reliance should not be placed on these forward-looking statements that speak only as of the date hereof. We undertake no obligation to update these forward-looking statements.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information contained elsewhere in this Form 10K.

OVERVIEW

On May 10, 2004, we acquired all of the issued and outstanding equity interests of Fairford Holdings Limited, a Hong Kong limited liability company ("Fairford"). Until we acquired Fairford, we had only nominal assets and liabilities and limited business operations. Although Fairford became a wholly-owned subsidiary following the acquisition, because the acquisition resulted in a change of control, the acquisition was recorded as a "reverse merger" whereby Fairford is considered to be the accounting acquirer. As such, the following results of operations are those of Fairford.

Fairford was organized in Hong Kong as a limited liability company on November 3, 2003. Fairford owns 90% of the equity interest of Ruili Group Ruian Auto Parts Co., Ltd., a Sino-foreign joint venture (the "Joint Venture") established pursuant to the laws of the People's Republic of China ("PRC" or "China"). The Joint Venture is a joint venture between Fairford and Ruili Group Co., Ltd. (the "Ruili Group").

The Ruili Group was incorporated in the PRC in 1987 to specialize in the development, production and sale of various kinds of automotive parts. Its headquarters are located in Ruian City of Wenzhou Area, one of the leading automotive parts manufacturing centers of China with more than 1400 auto parts manufacturing companies. Its major product lines include valves for air brake systems, auto metering products, auto electric products, anti-lock brake systems and retarders. Some of those products were developed and are manufactured through affiliated companies of Ruili Group. Due to its leading position in the industry, the Chairman of the Ruili Group, Mr. Xiao Ping Zhang, has been elected as the Chairman of Wenzhou Auto Parts Association, one of the leading auto parts trade associations in China. Mr. Zhang is also Chairman and Chief Executive Officer of the Company. The Joint Venture was established in the PRC as a Sino-foreign joint venture company with limited liability by the Ruili Group and Fairford. Fairford and Ruili Group contributed 90% and 10%, respectively, of the paid-in capital in the aggregate amount of approximately $43.4 million.

In connection with its formation, effective January 19, 2004 the Joint Venture acquired the business of the Ruili Group relating to the manufacture and sale of various kinds of valves for automotive brake systems and related operations (the "Transferred Business"). This was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories and machinery, and the assumption of short and long term borrowings, at a consideration of approximately $6.39million.

The consideration was based on a valuation by an independent PRC valuation firm. Fairford then contributed these assets and liabilities as a capital contribution for its 90% interest in the Joint Venture. The Ruili Group also transferred inventory as its capital contribution for its 10% interest in the Joint Venture. The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the relevant assets and liabilities of the Transferred Business. Certain historical information of the Transferred Business is based on the operation of the Transferred Business when it was owned by the Ruili Group.

Pursuant to the formation of the Joint Venture, on January 17, 2004, the Ruili Group and Fairford signed a binding Joint Venture agreement (the "JV Agreement"). Pursuant to the JV Agreement, the Board of Directors consists of three directors; Fairford has the right to designate two members of the board and the Ruili Group has the right to designate one member. The majority of the Board has decision making authority with respect to operating matters. As a result, Fairford maintains operating control over the Joint Venture.

The transactions were accounted for as a reverse spin-off in accordance with EITF 02-11 "Accounting for Spin-offs." Accordingly SORL Auto Parts, Inc. was deemed to be the "spinnor" for accounting purposes.

In December 2006, through Fairford, SORL invested a further approximately $32.67 million in its operating subsidiary- the Joint Venture. To maintain its 10% shareholding in the Joint Venture, the Ruili Group increased its capital investment by approximately $3.63million. SORL Auto Parts, Inc. continues to hold a 90% controlling interest in the operating subsidiary.

As a result of the foregoing, through Fairford's 90% interest in the Joint Venture, the Company manufactures and distributes automotive air brake valves and related components in China and internationally for use primarily in vehicles weighing over three tons, such as trucks and buses. There are forty categories of valves with over one thousand different specifications. Management believes that it is the largest manufacturer of automotive brake valves in China.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Below is a description of accounting policies, which we consider critical to the preparation and understanding of our financial statements. In addition, certain amounts included in or affecting our financial statements and related disclosure must be estimated, which requires us to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. Actual results may differ from these estimates under different assumptions or conditions. The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our consolidated financial statements.

We believe that the following critical accounting policies set forth below involve the most significant judgments and estimates used in the preparation of our consolidated financial statements. We evaluate these policies on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods we consider reasonable in the particular circumstances, as well as our forecasts as to how these might change in the future.

ACCOUNTING METHOD

The Company uses the accrual method of accounting which recognizes revenues when earned and expenses when incurred.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company presents accounts receivable, net of allowance for doubtful accounts. The allowance is calculated based on review of individual customer accounts.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted-average basis and includes all costs to acquire and other costs incurred in bringing the inventories to their present location and condition. The Company evaluates the net realizable value of its inventories on a regular basis and records a provision for loss to reduce the computed weighted-average cost if it exceeds the net realizable value.

INCOME TAXES

Taxes are calculated in accordance with taxation principles currently effective in the PRC. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets and liabilities that, based on available evidence, are not expected to be realized.

Under a Tax Holiday in PRC, the Company is granted an exemption from income taxes for two years commencing from the first cumulative profit-making year and a 50% reduction in the income tax rates for the following three years. Fiscal year ended December 31, 2004 was the first accumulative profit-making year. SORL is entitled to a 50% income tax reduction in the fiscal years ended December 31, 2006, 2007 and 2008. The applicable income tax rate is 26.4% in Ruian City which is located in the coastal economic development zones.

REVENUE RECOGNITION

In accordance with the provisions of Staff Accounting Bulletin No. 103, revenue is recognized when merchandise is shipped and title passes to the customer and collectibility is reasonably assured. Revenues consist of the invoice value of the sale of goods and services net of value added tax, rebates and discounts. The Company is subject to the following surtaxes, which are recorded as deductions from gross sales: Education Tax.

The Company does not receive revenue for shipping and handling costs to customers. Shipping and handling expenses incurred by the Company are included in selling and administrative expenses in the accompanying consolidated statements of income.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations with respect to the financial condition of its creditors, but does not require collateral. In order to determine the value of the Company's accounts receivable, the Company records a provision for doubtful accounts to cover probable credit losses. Management reviews and adjusts this allowance periodically based on historical experience and its evaluation of the collectiblity of outstanding accounts receivable.

RESULTS OF OPERATIONS

Year ended December 31, 2007 as compared to year ended December 31, 2006:

	Years Ended December 31,					
	2007		%	2006		%
Sales			(U.S. dollars in million)			
Air brake valves & related components	$	89.2	77.0%	$	63.0	74.1%
Non-valve products	$	26.6	23.0%	$	21.9	25.9%
Total	$	115.8	100%	$	84.9	100%

Sales consisted of air brake valves and related components manufactured by SORL and sold to domestic OEM and aftermarket customers and international customers; as well as distribution of non-valve auto parts sourced from related parties.

Total net sales were $115,760,070 and $84,898,316 for the fiscal years ended December 31, 2007 and 2006, respectively, representing an increase of $30.9 million or 36.4% year over year. The increase in sales was the result of to the balanced growth in all three market segments: the domestic OEM market, the domestic aftermarket and international market. A breakdown of net sales revenue for our three market segments, domestic OEM market, domestic aftermarket and international markets, in 2007 and 2006 is as follows:

	Years Ended December 31,					
	2007		%	2006		%
			(U.S. dollars in million)			
China OEM market	$	41.2	35.6%	$	27.1	31.9%
China Aftermarket	$	31.1	26.9%	$	23.9	28.2%
International market	$	43.4	37.5%	$	33.9	39.9%
Total	$	115.8	100%	$	84.9	100%

In 2007, the heavy duty truck market increased faster than the other segmented markets of the China auto industry. According to the statistics of China Association of Automobile Manufacturers, the sales volume of heavy duty truck (including non-complete vehicles) increased by 44.3% year over year to 487,481 sets. For the Joint Venture, its sales for the OEM market increased by $14.1 million or 52.0% for the fiscal year ended December 31, 2007, as compared to the fiscal year ended December 31, 2006. With its continuing efforts on new product R&D, and timely delivery of products and services, the Joint Venture was able to fully utilize its well-established relationship with major OEM customers and to grow its business faster than the overall market.

As of December 31, 2007, the Joint Venture had 28 authorized distributors covering nearly all regions in China, which in turn channel our products through over 800 sub-distributors. Based on its nation-wide sales networks as well as increased production capacity, the Joint Venture achieved total revenue of $31.1 million in domestic aftermarket sales for the fiscal year ended December 31, 2007, an increase of $7.2 million, or 30.1% as compared to the same period of last year.

The Joint Venture's overseas sales to Asian countries and the North American market, the largetst oversea market segments for the Company, increased by 40.3% and 47.0%. As the result, our export sales increased by $9.5 million or approximately 28.1% for the fiscal year ended December 31, 2007, as compared to $33.9 million for the same period of 2006.This increase reflects the introduction of new products, the expansion of the contract sales force, and the implementation of a focused market plan on these market segments.

COST OF SALES

Cost of sales for the fiscal year ended December 31, 2007 increased to $88.8 million from $65.6 million for the fiscal year ended December 31, 2006, $23.2 million or a 35.4% increase, consistent with the increase in revenues.

GROSS PROFIT

Gross profit for the fiscal year ended December 31, 2007 increased by approximately $7.7 million or 39.4% to $27.0 million from $19.3 million for the fiscal year ended December 31, 2006. Gross margin increased by approximately 0.6% from 22.7% in 2006 to 23.3% in 2007.

In view of the increase of primary raw materials price and the negative impact associated with the appreciation of RMB against the U.S. dollar, during the fiscal year ended December 31, 2007, the Joint Venture took various measures to lower the cost per product. Those measures included selecting the suppliers which are physically close to the Joint Venture to reduce the cost of transportation; reducing inventories of raw material in excess of those required to meet production when the market price is volatile; having short-term pricing agreements with some of our suppliers that reduce our exposure to raw material price increases; optimizing production techniques to reduce raw material consumption; and adopting one piece flow process to improve production efficiency. Further, the Joint Venture will continue to improve gross margin by economies of scale, shift of products mix and the introduction of new valve products with higher profit margins.

SELLING EXPENSES

Selling expenses were $7,461,652 for the fiscal year ended December 31, 2007, as compared to $5,101,313 for the fiscal year ended December 31, 2006, an increase of $2,360,339 or 46.3%. The increase was mainly due to the following factors:

(1) The salaries, travel and overhead costs of sales and marketing personnel in 2007 increased by $97,688, as the Joint Venture increased its sales force.
(2) Advertising cost, public relations costs, exhibition fees and export sundry charges in 2007 rose by $251,029, as compared to 2006 year, due to general increases in the level of such activities.
(3) Transportation costs and packaging costs increased by $1,726,158 for the fiscal year ended December 31, 2007, as compared to $2,185,477 for the fiscal year ended December 31, 2006. The increase was the result of higher volumes of sales realized in 2007 year from our two segments, leading to higher transportation costs and and packaging costs in 2007, as compared to those of the corresponding period of 2006.
(4) The Company recorded $2,152,978 of product warranty expenses for the fiscal year ended December 31, 2007, as compared to $1,867,514 for the fiscal year ended December 31, 2006, an increase of $285,465, mainly attributed to a specific "3-R Warranties" service charge (for repair, replacement and refund) paid to an OEM customer.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $6,542,522 for the fiscal year ended December 31, 2007, as compared to $3,259,066 for the fiscal year ended December 31, 2006, an increase of $3,283,456 or 100.7%. The increase was mainly due to the following factors:

(1) The expansion of economic activities, facilities and workforce resulted in increased depreciation, office expenses, staff salary and welfare, travel expenses, supplies and utilities totaling $1,405,602, as compared to 2006 year.
(2) R&D expense, which is included in general and administrative expenses, increased by $ 1,021,951, as compared to figure for fiscal year ended December 31, 2006, as discussed below.
(3) During the fiscal year ended December 31, 2006, the Joint Venture reversed a bad debt provision resulting from collecting a significant portion of accounts receivable with aging over one year, which had been reflected as a reduction to general and administrative expenses. Compared with the reversed $911,000 of bad debt provision for the fiscal year ended December 31, 2006, the bad debt provision included in general and administrative expenses was $33,848 for the fiscal year ended December 31, 2007, an increase of $944,848.

The abovementioned increases were partly offset by a decreased stock-based compensation expenses and professional fees of $234,704 and $80,260, respectively.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense was $1,795,510 for the fiscal year ended December 31, 2007, as compared to $773,559 for the fiscal year ended December 31, 2006, an increase of $1,021,951; as a result of the Company's investment in new R&D instrument purchases and the expansion of its staff to develop new innovative products.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased to $1.77 million for the fiscal year ended December 31, 2007, compared with depreciation and amortization expense of $1.06 million for the fiscal year ended December 31, 2006.

The increase in depreciation and amortization expense was primarily due to more purchase of production equipment, plant and land use rights in 2007 year.

FINANCIAL EXPENSE

Financial expense for the fiscal year ended December 31, 2007 decreased by $54,306 to $1,000,931 from $1,055,237 for the fiscal year ended December 31, 2006. Financial expense mainly consists of interest expense and exchange loss. The interest expense decreased by $634,981 to $148,813 for the fiscal year ended December 31, 2007, compared with $783,794 for the fiscal year ended December 31, 2006, mainly due to the lower outstanding average debt balance during current period. The funds were mainly used for new equipment purchases, as well as working capital purposes. Because a large part of our accounts receivable arose from export sales denominated in US dollars, the appreciation of the RMB against the U.S. dollar resulted in larger exchange loss during the fiscal year ended December 31, 2007.The Company recognized the exchange losses of $926,076 and $263,727 for the fiscal year ended December 31, 2007and 2006, respectively.

OTHER INCOME

For the fiscal year ended December 31, 2007, other income included subsidy income of $503,464 compared with $139,308 for the fiscal year ended December 31, 2006. Through local governments, these subsidies were provided to the Company as economic incentives to secure business commitments and no repayment is required.

INCOME TAX

There was no income tax expense for the fiscal year ended December 31, 2005 and 2004. As a result of the Joint Venture obtaining its Sino-foreign joint venture status in 2004, in accordance with applicable PRC tax regulations, the Joint Venture was exempted from PRC income tax in both fiscal 2004 and 2005. Thereafter, the Joint Venture is entitled to a tax concession of 50% of the applicable income tax rate of 26.4% commencing the three years ended December 31, 2006, 2007, and 2008. In accordance with China's relevant regulations of income taxes, the Joint Venture has a benefit of a refund of 40% of domestic equipment purchases from increased income taxes for the purchasing year over those of the previous year. During the second quarter ended June 30, 2007, the Joint Venture received an income tax benefit of $991,133 for purchase of domestic equipment, which has been reflected as a reduction to current income tax expense. As a result, income tax expense was $636,976 for the fiscal year ended December 31, 2007 compared with $1,252,858 for the fiscal year ended December 31, 2006, a decrease of $615,882.

STOCK–BASED COMPENSATION

On January 5, 2006 the Company issued 100,000 warrants for the financial services to be provided by Maxim Group LLC and Chardan Capital Markets, LLC, with an exercise price of $6.25 per share and a contractual term of four years. In accordance with the common stock purchase warrant agreement, the warrants became vested and exercisable immediately on the date thereof. Total deferred stock-based compensation expenses related to the 100,000 warrants granted was $299,052. This amount is amortized over one year in a manner consistent with Financial Accounting Standards Board Interpretation No. 123 (R). The amortization of deferred stock-based compensation for these equity arrangements was $ 299,052 for the fiscal year ended December 31, 2006.

On March 1, 2006, the Board of Directors approved a total of 60,000 options to be issued to the four independent members of the Board of Directors. The contractual term of the options is three years. Total deferred stock-based compensation expenses related to stock options amounted to $178,904. This amount is amortized over the three year vesting period in a manner consistent with Financial Accounting Standards Board Interpretation No. 123R. The amortization of deferred stock-based compensation for these equity arrangements was $59,636 and $49,697 for the fiscal year ended December 31, 2007 and 2006, respectively.

On June 20, 2007, the Company granted to its previous senior manager of investor relations, David Ming He, options to purchase 4,128 shares of its common stock with an exercise price of $7.25 per share. In accordance with the agreement, the option became vested and exercisable immediately on the date thereof. Total deferred stock-based compensation expenses related to the 4,128 stock options granted amounted to $23,201. This amount was charged to G&A during the fiscal year ended December 31, 2007.

Although the Company anticipates future issuances of stock awards to have a material impact on net income, in future financial statements we do not expect these transactions to have a material impact on future cash flow.

MINORITY INTEREST

Minority interest represents a 10% non-controlling interest in the JV company. Minority interest in income was $ 1,206,515 and $797,117 for the fiscal year ended December 31, 2007 and 2006, respectively.

NET INCOME

The net income for the fiscal year ended December 31, 2007 increased by $3,046,137, to $10,744,031 from net income of $7,697,894 for the fiscal year ended December 31, 2006 due to the factors discussed above. Earnings per share ("EPS") for basic and diluted for 2007 and 2006, was $0.59 and $0.56 per share, respectively.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

OPERATING - Net cash provided in operating activities was $8,858,603 for the fiscal year ended December 31, 2007, as compared to $454,474 of net cash used by operating activities for the fiscal year ended December 31, 2006, an increase of $9,313,077.

Our primary cash flows from net income were realized through the sale of automotive parts. Cash flows from accounts receivable and notes receivables decreased by approximately $4.9 million for the fiscal year ended December 31, 2007 as compared with the fiscal year ended December 31, 2006, as a result of a high level of accounts receivable and notes receivables as of December 31, 2007. The increase of accounts receivable was primarily due to the increase of sales volumes. The ending balance of accounts receivables as of December 31, 2007 was consistent with the Joint Venture's normal practice. During the fiscal year ended December 31, 2007, most of accounts receivable were collected by bank acceptance, hence the increase in notes receivables. In accordance with the increase in sales orders, the Company maintained a higher level of inventory to meet the requirements from OEM and overseas customers and required more raw materials to keep its production capacity. This resulted in a cash outflow of approximately $ 1.2 million. The abovementioned decreased cash flow was largely offset by the effect of the 2007 increase in net income after deducting non-cash items. Additionally, cash flows contributed from prepayments, deposits from customers and account payables and notes payables increased by approximately $9.9 million for the fiscal year ended December 31, 2007 as compared to the fiscal year ended December 31,2006.

As of the fiscal year ended December 31, 2007, the Company had cash and cash equivalents of $4,340,211, as compared to cash and cash equivalents of $11,137,501 at December 31, 2006. The Company had working capital of $ 44,715,988 at December 31, 2007, as compared to working capital of $47,195,220 at December 31, 2006, reflecting current ratios of 4.32:1and 7.58:1, respectively.

INVESTING - During the fiscal year ended December 31, 2007, the Company expended net cash of $19,427,339 in investing activities, mainly including the funds for acquisition of plant, land use rights and new equipment to support the growth of business. For the fiscal year ended December 31, 2006, the Company utilized $10,354,802 in investing activities.

FINANCING -Net cash provided by financing activities was $3,257,911 for the fiscal year ended December 31, 2007 compared to a net cash inflow in financing activities of $20,135,117 for the fiscal year ended December 31, 2006. During fiscal 2006 , net cash provided by financing activities was primarily attributable to the net proceeds of our follow-on public offering of approximately $32.5 million, including approximately $4.3 million as a result of the exercise of the over-allotment option granted to the underwriters. Additionally, another capital increase of $3.63 million was contributed from Ruili Group to the JV. Additionally, during fiscal 2006, the Company received in aggregate approximately $19.8 million short-term bank loans under its credit facilities. As a temporary approach to apply cash balances thereby saving interest expense, during fiscal 2006, the Company paid off outstanding loans which totaled $ 35.8 million. A large portion of the repayments, approximately $16.6 million, was funded from the net proceeds the public offering, with approval by the Company's board of directors. During the fiscal year ended December 31, 2007, the Company received aggregate bank loans in the amount of $3,953,521 under its credit facilities, and the Company repaid $ 583,193 on its outstanding debt. Those loan were secured for new equipment purchases and working capital requirements.

Management of the Company has taken a number of steps to restructure its customer base and phase out the accounts which had failed to make prompt payments, the Company also placed more emphasis on receivable collection. During the quarter, the Company continued to develop high profit margin new products, as well as adopting steps for further cost saving such as improving material utilization rate. While we believe that funds generated from operations and our revolving bank lines of credit will be sufficient to finance our working capital requirements for the foreseeable future, we continue our efforts to raise capital to finance further expansion of production, build our international sales networks in new markets, strengthen our R&D workforce, and supplement our working capital.

OFF-BALANCE SHEET AGREEMENTS

At December 31, 2007, we did not have any material commitments for capital expenditures or have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

RESULTS OF OPERATIONS

Year ended December 31, 2006 as compared to year ended December 31, 2005:

SALES

	Years Ended December 31,					
	2006		%		2005	%
	(U.S. dollars in million)					
Sales						
Air brake valves & related components	$	63.0	74.2%	$	47.9	74.6%
Non-valve products	$	21.9	25.8%	$	16.3	25.4%
Total	$	84.9	100.0%	$	64.2	100.0%

Sales consisted of air brake valves and related components manufactured by SORL and sold to domestic OEM and aftermarket customers and international customers; as well as distribution of non-valve auto parts sourced from related parties.

Total net sales were $84,898,316 and $64,182,544 for the fiscal years ended December 31, 2006 and 2005, respectively, representing an increase of $20.7 million or 32% year over year. The

increase in sales was primarily due to the expansion in the domestic OEM market, the domestic aftermarket and international market as a result of improvement in the Company's sales network.

A breakdown of net sales revenue for our three market segments, domestic OEM market, domestic aftermarket and international markets, in 2006 and 2005 is as follows:

	Years Ended December 31,					
	2006		%	2005		%
	(U.S. dollars in million)					
China OEM market	$	27.1	32%	$	20.6	32%
China Aftermarket	$	23.9	28%	$	20.2	32%
International market	$	33.9	40%	$	23.4	36%
Total	$	84.9	100%	$	64.2	100%

After experiencing a market decline in 2005, China's heavy duty trucks output and sales volume increased by 15.4 % year over year in 2006. With the Chinese heavy duty truck market's rebounding gradually, the Joint Venture's sales for the OEM market increased by $6.5 million or 31.6% for the year ended December 31, 2006, as compared to the year ended December 31, 2005. The Joint Venture expanded its OEM market share basically from its existing major customers. The Company has been able to quickly respond to customers' requirements for new products.

With one new distributor's joining in 2006, we now have 28 authorized distributors covering nearly all regions in China. Those distributors are responsible for selling our products through over 800 sub-distributors in turn. With the rapid growth of commercial vehicles output in recent years and the increasing amount of vehicles on the road, demand for parts has increased. Based on our well established sales networks, SORL achieved revenue of $23.9 million in domestic aftermarket sales, an increase of $3.7 million, or 18.3% from 2005.

In 2006, the Middle East segment had the largest share of overseas sales. The American segment experienced the fastest growth, followed by the European segment. Export sales grew by approximately 44.9%, from $23.4 million in 2005 to $33.9 million in 2006. The increase reflects our continued focus on sales and marketing efforts. Moreover, the Company has been able to offer a more complete product line including non-valve products which are sourced from the Ruili Group. Such outsourced non-valve products include power steering pumps and other pumps, automobile electrical components and auto meters. Those accounted for approximately 25.8 % and 25.4% of total sales in 2006 and 2005, respectively. To penetrate the India OEM market, in 2006, the Joint Venture set up a sales office in Pune, India.

COST OF SALES

Cost of sales for the fiscal year ended December 31, 2006 increased to $65.6 million from $49.9 million for the fiscal year ended December 31, 2005, $15.7 million or a 31.6% increase, consistent with the increase in revenues.

GROSS PROFIT

Gross profit for the fiscal year ended December 31, 2006 increased by approximately $5.0 million or 34.6% to $19.3 million from $14.3 million for the fiscal year ended December 31, 2005. Gross margin increased by approximately 0.4% from 22.3% in 2005 to 22.7% in 2006. The improvement in gross profit margin was primarily attributable to economies of scale, shift of products mix and the introduction of new valve products with higher profit margins and continuing efforts in production technique optimization.

We purchase various components and raw materials for use in our manufacturing processes. The principal raw materials are aluminum and steel. Aluminum and steel accounted for 33% and 17% of our total raw material purchases in 2006, respectively. For the fiscal year ended December 31, 2006, the price of steel plate decreased by approximately 22%, as compared with 2005.However, the average price of aluminum still continued to increase as it had in the past two years. The average price of aluminum increased by approximately 14 % in 2006 compared to 2005. The increased price of raw material has had an adverse effect on our profit, but the decrease in the price of steel partly offset the negative impact of the increase of aluminum. Additionally, we took several steps to lower our production cost. For example, we replaced the machining approach with a molding process, thereby reducing processing steps and materials consumption and increasing productivity. In addition, in the process of removing impurities from liquid aluminum, historically we have used the high-temperature method. The adoption of the new technique of using a low-temperature method helped save power consumption.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the fiscal year ended December 31, 2006 were $8.4 million or 9.85% of net sales compared to $8.1 million or 12.6% of net sales for the fiscal year ended December 31, 2005. The increase in expenses is primarily due to the effect of the following factors:

(1) Increased product warranty expenses. The Company recorded $1,867,514 of product warranty expenses for the fiscal year ended December 31, 2006, as compared to $778,763 for the fiscal year ended December 31, 2005, an increase of $1,088,751, mainly attributed to a specific "3-R Warranties" service charge (for repair, replacement and refund) paid to an OEM customer.

(2) Professional fees increased by $303,534 compared with 2005. The professional fees include auditing and legal fees associated with SEC filings, director's fees and related consulting fees, stock transfer fees and other items associated with the costs of being a public entity.

(3) R&D expense, which is included in general and administrative expenses, increased by $412,129, as compared to the fiscal year ended 2005, as discussed below.

(4) The aforementioned increases were largely offset by the reversing of a bad debt provision of $ 911,000, which was mainly due to the collection of a significant portion of account receivables with aging over one year during 2006.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased to $1.06 million for the fiscal year ended December 31, 2006, compared with depreciation and amortization expense of $0.86 million for the fiscal year ended December 31, 2005.

The increase in depreciation expense was primarily due to new investment in fixed assets, mainly production equipment and tools in 2006 in the amount of $4.4 million, to upgrade the processing techniques and increase output.

FINANCIAL EXPENSE

Financial expense for the fiscal year ended December 31, 2006 increased by $366,426 to $1,055,237 from $688,811 for the fiscal year ended December 31, 2005. Financial expense mainly consist of interest expense and exchange loss. The interest expense increased by approximately $0.26 million to approximately $0.78 million for 2006, compared with $0.52 million for 2005. The increase was mainly due to higher average borrowing levels. Additionally, accounts receivable and deposits received from customers, associated with overseas sales, are denominated in US dollars. The appreciation of the RMB against the U.S. dollar resulted in larger exchange loss during 2006. The Company recognized the exchange loss of $0.26 million and $0.15 million for the fiscal year ended December 31, 2006 and 2005, respectively, an increase of $0.11 million.

OTHER INCOME

For the fiscal year ended December 31, 2006, other income included subsidy income of $139,308 compared with $52,592 for the fiscal year ended December 31, 2005. Through local governments, these subsidies were provided to the Company as economic incentives to secure business commitments and no repayment is required.

INCOME TAX

There was no income tax expense for the fiscal year ended December 31, 2005 and 2004. As a result of the Joint Venture obtaining its sino-foreign joint venture status in 2004, in accordance with applicable PRC tax regulations, the Joint Venture was exempted from PRC income tax in both fiscal 2004 and 2005. Thereafter, the Joint Venture is entitled to a tax concession of 50% of the applicable income tax rate of 26.4% for the three years ended December 31, 2006, 2007, and 2008. Income taxes expense of $1,252,858 was recorded for the fiscal year ended December 31, 2006.

STOCK-BASED COMPENSATION

On January 5, 2006 the Company issued 100,000 warrants for the financial services to be provided by Maxim Group LLC and Chardan Capital Markets, LLC, with an exercise price of $6.25 per share and a contractual term of four years. In accordance with the common stock purchase warrant agreement, the warrants became vested and exercisable immediately on the date thereof. Total deferred stock-based compensation expenses related to the 100,000 warrants granted was $299,052. This amount is amortized over one year in a manner consistent with Financial Accounting Standards Board Interpretation No. 123 (R). The amortization of deferred stock-based compensation for these equity arrangements was $ 299,052 for the fiscal year ended December 31, 2006.

On March 1, 2006, the Board of Directors approved a total of 60,000 options to be issued to the four independent members of the Board of Directors. The contractual term of the options is three years. Total deferred stock-based compensation expenses related to stock options amounted to $178,904. This amount is amortized over the three year vesting period in a manner consistent with Financial Accounting Standards Board Interpretation No. 123R. The amortization of deferred stock-based compensation for these equity arrangements was $49.697 for the fiscal year ended December 31, 2006.

Although the Company anticipates future issuances of stock awards to have a material impact on net income, we do not expect these awards to have a material impact on future cash flow.

MINORITY INTEREST

Minority interest represents a 10% non-controlling interest in the JV company. Minority interest in income was $ 797,117 and $549,957 for the fiscal year ended December 31, 2006 and 2005, respectively.

NET INCOME

The net income for the fiscal year ended December 31, 2006 increased by approximately $2,748,284, to $7,697,894 from net income of $4,949,610 for the fiscal year ended December 31, 2005 due to the factors discussed above. Earnings per share ("EPS") for basic and diluted for 2006 and 2005, was $0.56 and $0.37 per share, respectively.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

OPERATING - Net cash used in operating activities was $454,474 in the year ended December 31, 2006 compared with that of $8,714,706 in the same period in 2005, a decrease of $8,260,232 or 94.8%. Our improvement in cash flow was primarily a result of the following:

Our primary cash flows from net income were realized through the sale of automotive parts. The timely collection of accounts receivable will improve our liquidity. Our lower cash flow from operating activities in 2005 was mainly attributable to increased level of accounts receivable. However, in 2006, only $0.51 million of cash outflow was due to the same factor, a decrease of $13.1 million or 96% as compared with that for 2005. This is mainly due to our efforts of collecting a significant portion of the accounts receivable aged over one year. Additionally, to meet the requirements of sales growth and capacity expansion, we were required to keep a relatively higher level of inventories than in 2005. The level of prepayments also increased, as a result of the requirements to expand production facilities and purchase raw materials. For the fiscal year ended December 31, 2006, after adjustments for non-cash items, net income provided cash inflows of $9.1 million, which largely covered the increased working capital requirements as abovementioned. Management believes our cash flow will be improved gradually through the Company's strategic move of its sales focus from the domestic OEM market to international markets, thereby providing the Company with the ability to restructure its OEM customer base by gradually phasing out customers with lower returns and higher credit risks.

At December 31, 2006, the Company had cash and cash equivalents of $11,137,501, as compared to cash and cash equivalents of $961,131 at December 31, 2005. The Company had working capital of $47,195,220 at December 31, 2006, as compared to working capital of $10,571,086 at December 31, 2005, reflecting current ratios of 7.58:1 and1.49:1, respectively. The increase of working capital was mainly attributed to the balance of proceeds received from the follow-on public offering near the end of 2006, a large portion of which is scheduled to be gradually spent in the year of 2007.

INVESTING - Net cash used in investing activities was $10,354,802 and $2,624,274 for the fiscal years ended December 31, 2006 and 2005, respectively. During fiscal 2006, additional machines and equipment for purpose of capacity expansion were acquired for a total of $4,445,131. Other than machines and equipment, another major capital expenditure was for acquisition of the land use rights from Ruili Group for $5,909,671. A new plant, for further expansion of air brake valves production capacity, will be constructed on the land. The Company has a total budget of approximately $15 million for this new plant building, inclusive of costs for land acquisition, leveling and construction of plant buildings.

FINANCING - Net cash provided by financing activities was $20,135,117 for the year ended December 31, 2006 compared to a net cash inflow in financing activities of $11,195,799 for the same period in 2005. During fiscal 2006, net cash provided by financing activities was primarily attributable to the net proceeds of our follow-on public offering of approximately $32.5 million, including approximately $4.3 million as a result of the exercise of the over-allotment option granted to the underwriters. Additionally, another capital increase of $3.63 million was contributed from Ruili Group to the JV. Additionally, during fiscal 2006, the Company received in aggregate approximately $19.8 million short-term bank loans under its credit facilities. As a temporary approach to apply cash balances thereby saving interest expense, during fiscal 2006, the Company paid off outstanding loans which totaled $ 35.8 million. A large portion of the repayments, approximately $16.6 million, was funded from the net proceeds the public offering, with approval by the Company's board of directors. The Company expects to make re-drawdowns in 2007 under the bank lines of credit, in line with its investment schedule related to the public offering.

Management of the Company has taken a number of steps to restructure its customer base and phase out accounts which had failed to make prompt payments. The Company also placed more emphasis on receivable collection. During 2006, the Company continued developing higher profit margin new products, and adopting steps for further cost saving such as improving material utilization rate. Meanwhile, the Company maintains good relationships with local banks. We believe that our current cash and cash equivalents and anticipated cash flow generated from operations and our bank lines of credit will be sufficient to finance our working capital requirements for the foreseeable future.

OFF-BALANCE SHEET AGREEMENTS

At December 31, 2006, we did not have any material commitments for capital expenditures or have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company did not have any market risk with respect to such factors as commodity prices, equity prices, and other market changes that affect market risk sensitive investments.

Although our reporting currency is the U.S. dollar, the functional currency of Joint Venture is RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollars and RMB. If the RMB depreciates against the U.S. dollar, the value of our Renminbi revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities of our operating subsidiaries are translated into U.S. dollars at the exchange rate at the balance sheet date, their equity accounts are translated at historical exchange rate and their income and expenses items are translated using the average rate for the period. Any resulting exchange differences are recorded in accumulated other comprehensive income or loss. Because of the approximately 6.5% appreciation of the RMB against the USD, we recorded an exchange loss of $926,076 for the fiscal year ended on December 31, 2007. But any further RMB appreciation against USD, if any, would be on a prudent, gradual basis with relatively small adjustments, so as to avoid drastic impacts on the Chinese economy as a whole.

As the Company's historical debt obligations are primarily short-term in nature, with fixed interest rates, the Company does not have any risk from an increase in market interest rates. However, to the extent that the Company arranges new borrowings in the future, an increase in market interest rate would cause a commensurate increase in the interest expense related to such borrowings.

ITEM 8. FINANCAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of and Stockholders
SORL Auto Parts, Inc. and Subsidiaries
Ruian City, Zhejiang Province
People's Republic of China

We have audited the accompanying consolidated balance sheets of SORL Auto Parts, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders' equity, and cash flows for each of three years ended December 31, 2007, 2006 and 2005. SORL Auto Parts, Inc. and Subsidiaries' management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SORL Auto Parts, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Rotenberg & Co., LLP

Rotenberg & Co., LLP
Rochester, New York
March 27, 2008

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2007 and 2006

		December 31, 2007 (Audited)		December 31, 2006 (Audited)
Assets				
Current Assets				
Cash and Cash Equivalents	US$	4,340,211	US$	11,137,501
Accounts Receivable, Net of Provision		30,586,239		26,750,778
Notes Receivable		9,410,385		3,494,327
Inventory		8,220,373		4,528,856
epayments, including $0 and $2,309,073 from related parties at December 31, 2007 and December 31, 2006, respectively.		1,336,212		5,532,802
:her current assets, including $1,761,007 and $903,304 from related parties at December 31, 2007 and December 31, 2006, respectively.		4,275,294		2,925,558
Total Current Assets		58,168,714		54,369,822
Fixed Assets				
Property, Plant and Equipment		27,889,182		20,418,557
Less: Accumulated Depreciation		(6,094,229)		(4,106,901)
Property, Plant and Equipment, Net		21,794,953		16,311,656
Land Use Rights, Net		13,889,705		—
Other Assets				
Deferred compensation cost-stock options		69,571		129,207
Intangible Assets		76,150		45,779
Less: Accumulated Amortization		(25,116)		(17,655)
Intangible Assets, Net		51,034		28,124
Other Non-current Assets		—		41,299
Total Other Assets		120,605		198,630
Total Assets	US$	93,973,977	US$	70,880,108
Liabilities and Shareholders' Equity				
Current Liabilities				
:counts Payable and Notes Payable, including $97,503 and $0 due to related parties at December 31, 2007 and December 31, 2006, respectively.	US$	5,305,172	US$	4,620,692
Deposit Received from Customers		2,079,946		508,268
Short term bank loans		3,370,328		—
Income tax payable		373,769		358,367
Accrued Expenses		1,859,938		1,232,845
Other Current Liabilities		463,563		454,430
Total Current Liabilities		13,452,716		7,174,602
Minority Interest		8,024,152		6,336,557
Shareholders' Equity				

Common Stock - $0.002 Par Value; 50,000,000 authorized, 18,279,254 and 18,275,126 issued and outstanding as of December 31, 2007 and December 31, 2006 respectively	36,558	36,550
Additional Paid In Capital	37,498,452	37,444,051
Reserves	1,882,979	797,116
Accumulated other comprehensive income	5,432,189	1,102,469
Retained Earnings	27,646,931	17,988,763
	72,497,109	57,368,949
Total Liabilities and Shareholders' Equity	**US$ 93,973,977**	**US$ 70,880,108**

The accompanying notes are an integral part of these financial statements

-

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Statements of Income
For Years Ended on December 31, 2007 and 2006

	2007	2006	2005
Sales	115,760,070	84,898,316	64,182,544
Include : sales to related parties	1,398,638	5,778,660	4,471,022
Cost of Sales	88,757,611	65,631,004	49,865,235
Gross Profit	27,002,459	19,267,312	14,317,309
Expenses:			
Selling and Distribution Expenses	7,461,652	5,101,313	3,919,996
General and Administrative Expenses	6,542,522	3,259,066	4,169,460
Financial Expenses	1,000,931	1,055,237	688,811
Total Expenses	15,005,105	9,415,616	8,778,267
Operating Income	11,997,354	9,851,696	5,539,042
Other Income	731,982	146,530	52,592
Non-Operating Expenses	(141,814)	(250,357)	(92,067)
Income (Loss) Before Provision for Income Taxes	12,587,522	9,747,869	5,499,567
Provision for Income Taxes	636,976	1,252,858	—
Net Income Before Minority Interest & Other Comprehensive Income	11,950,546	8,495,011	5,499,567

Minority Interest	1,206,515	797,117	549,957
Net Income Attributable to Shareholders	10,744,031	7,697,894	4,949,610
Foreign Currency Translation Adjustment	4,810,800	850,529	374,437
Minority Interest's Share	481,080	85,053	37,444
Comprehensive Income (Loss)	15,073,751	8,463,370	5,286,603
Weighted average common share - Basic	18,277,094	13,753,991	13,302,763
Weighted average common share - Diluted	18,323,315	13,778,535	13,302,763
EPS - Basic	0.59	0.56	0.37
EPS - Diluted	0.59	0.56	0.37

The accompanying notes are an integral part of these financial statements

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For Years Ended on December 31, 2007 and 2006

		2007	2006	2005
Cash Flows from Operating Activities				
Net Income	$US	10,744,031	7,697,894	4,949,610
Adjustments to reconcile net income (loss) to net cash from operating activities:				
Minority Interest		1,206,515	797,117	549,957
Bad Debt Expense		33,848	(911,000)	846,337
Depreciation and Amortization		1,769,647	1,058,261	866,558
Stock-Based Compensation Expense		114,045	348,749	362,000
Loss on disposal of Fixed Assets		41,418	69,600	—
Changes in Assets and Liabilities:				
Account Receivables		(1,940,993)	(505,052)	(13,590,206)
Notes Receivables		(5,485,625)	(2,006,223)	(1,358,429)
Other Currents Assets		(1,111,529)	(2,877,443)	345,184
Inventory		(3,266,270)	(2,016,273)	(637,283)
Prepayments		4,425,704	(3,730,973)	(397,119)
Accounts Payable and Notes Payable		353,406	874,026	(970,989)

Income Tax Payable		(9,019)	358,367	—
Deposits Received from Customers		1,485,349	(815,817)	462,461
Other Current Liabilities and Accrued Expenses		498,076	1,204,293	(142,787)
Net Cash Flows from Operating Activities		**8,858,603**	**(454,474)**	**(8,714,706)**
Cash Flows from Investing Activities				
Acquisition of Property and Equipment		(10,103,783)	(10,354,802)	(2,623,151)
Acquisition of Land Use Rights		(9,297,253)	—	—
Investment in Intangible Assets		(26,304)	—	(1,123)
Net Cash Flows from Investing Activities		**(19,427,340)**	**(10,354,802)**	**(2,624,274)**
Cash Flows from Financing Activities				
Proceeds from (Repayment of) Bank Loans		3,257,911	(16,026,717)	11,195,799
Proceeds from Share Issuance		—	32,531,834	—
Capital contributed by Minority S/H		—	3,630,000	—
Net Cash flows from Financing Activities		**3,257,911**	**20,135,117**	**11,195,799**
Effects on changes in foreign exchange rate		513,536	850,529	374,437
Net Change in Cash and Cash Equivalents		(6,797,290)	10,176,370	231,256
Cash and Cash Equivalents- Beginning of the year		11,137,501	961,131	729,875
Cash and cash Equivalents - End of the year	**$US**	**4,340,211**	**11,137,501**	**961,131**
Supplemental Cash Flow Disclosures:				
Interest Paid		148,813	783,794	513,776
Tax Paid		1,784,965	900,388	—
Supplemental Disclosures of Non-Cash Investing and Financing Activities:				
Common stock of 10,000 shares issued to Keating for advisory service				65,000
Common stock of 49,500 shares issued to key employees				297,000
60,000 options issued in 2006 to employees		59,636	49,697	
100,000 warrants issued in 2006 for financial service			299,052	
4,128 options issued in 2007 for service rendered		23,201		
Common stock of 4,128 shares issued in 2007 for service rendered		31,208		
Non-Cash Transaction Disclosure:				
Exchange of Construction in Progress for Acquisition of Property and Equipment:		2,059,276		
Exchange of Construction in Progress for Acquisition of Land Use Rights		4,203,728		

The accompanying notes are an integral part of these financial statements

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
For Years Ended on December 31, 2007, 2006 and 2005

	Number of Share	Common Stock	Additional Paid-in Capital	Reserves	Retained Earnings (Deficit)	Accumu. Other Comprehensive Income	Shareholders' Equity	Minority Interest
Beginning Balance - Jan 1, 2005	**13,282,253**	**26,565**	**4,082,246**	—	**6,226,944**	—	**10,335,755**	1,148,417
Adjustment for fractional shares	4802	9	(9)	—	—	—	—	—
Common Stock issued to consultants	10,000	20	64,980	—	—	—	65,000	—
Common Stock issued to employees	49,500	99	296,901	—	—	—	297,000	—
Net Income (Loss)	—	—	—	—	4,949,610	—	4,949,610	549,957
Other Comprehensive Income (Loss)	—	—	—	—	—	336,993	336,993	37,444
Ending Balance - Dec 31, 2005	13,346,555	26,693	4,444,118	—	11,176,554	336,993	15,984,358	1,735,818
Net Income	—	—	—	—	7,697,894	—	7,697,894	797,117
Other Comprehensive Income(Loss)	—	—	—	—	—	765,476	765,476	85,053
Common stock issued in public offering	4,928,571	9,857	32,521,977	—	—	—	32,531,834	—
Capital contributed by Minority S/H	—	—	—	—	—	—	—	3,630,000
Transfer to reserve	—	—	—	797,116	(885,685)	—	(88,569)	88,569
60,000 options issued in 2006	—	—	178,904	—	—	—	178,904	—

100,000 warrants issued in 2006	—	—	299,052	—	—	—	299,052	—
Ending Balance - December 31, 2006	18,275,126	36,550	37,444,051	797,116	17,988,763	1,102,469	57,368,949	6,336,557
Net Income	—	—	—	—	10,744,031	—	10,744,031	1,206,515
Other Comprehensive Income(Loss)	—	—	—	—	—	4,329,720	4,329,720	481,080
ommon stock of 4,128 shares issued in 2007 for service rendered	4,128	8	31,200	—	—	—	31,208	—
Transfer to reserve	—	—		1,085,863	(1,085,863)	—	—	—
128 options issued in 2007 for service rendered	—	—	23,201	—	—	—	23,201	—
Ending Balance - December 31, 2007	18,279,254	36,558	37,498,452	1,882,979	27,646,931	5,432,189	72,497,109	8,024,152

The accompanying notes are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

SORL Auto Parts, Inc. is principally engaged in the manufacture and distribution of automotive air brake valves and related components for commercial vehicles weighing more than three tons, such as trucks, and buses, through its 90% ownership of Ruili Group Ruian Auto Parts Company Limited ("Ruian", or "the Company") in the People's Republic of China ("PRC" or "China"). The Company distributes products both in China and internationally under SORL trademarks. The Company's product range includes 40 categories of brake valves with over 1000 different specifications.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The Company uses the accrual method of accounting for financial statement and tax return purposes.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of SORL Auto Parts, Inc. and its majority owned subsidiaries. All significant inter-company balances and transactions have been eliminated in the consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash and cash equivalents, trade receivables and payables, prepaid expenses, deposits and other current assets, short-term bank borrowings, and other payables and accruals, the carrying amounts approximate fair values due to their short maturities.

RELATED PARTY TRANSACTIONS

A related party is generally defined as (i) any person that holds 10% or more of the Company's securities and their immediate families, (ii) the Company's management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company's policy is that all related party transactions must be in arm's length.

FINANCIAL RISK FACTORS AND FINANCIAL RISK MANAGEMENT

The Company is exposed to the following risk factors:

(i) Credit risks - The Company has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The Company has two customers that respectively account for more than 5% of its total revenues for the period. The Company also has a concentration of credit risk due to geographic sales as a majority of its products are marketed and sold in the PRC.

(ii) Liquidity risks - Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and ability to close out market positions.

(iii) Interest rate risk - The interest rate and terms of repayments of short-term and long-term bank borrowings are approximately 7.47% per annum. The Company's income and cash flows are substantially independent of changes in market interest rates. The Company has no significant interest-bearing assets. The Company's policy is to maintain all of its borrowings in fixed rate instruments.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value, with cost computed on a weighted-average basis. Cost includes all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The initial cost of the asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Depreciation is provided using the straight-line method over the assets estimated useful life for periods ranging from five to ten years. Significant improvements and betterments are capitalized where it is probable that the expenditure resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance. Routine repairs and maintenance are expensed when incurred. Gains and losses on disposal of fixed assets are recognized in the income statement based on the net disposal proceeds less the carrying amount of the assets.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment and other non-current assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

INTANGIBLE ASSETS

Intangible assets represent mainly the patent of technology, plus the computer software. Intangible assets are measured initially at cost. Intangible assets are recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less any impairment losses. Intangible assets with definite useful lives are amortized on a straight-line basis over their useful lives.

ACCOUNTS RECEIVABLES AND ALLOWANCE FOR BAD DEBTS

The Company presents accounts receivables, net of allowances for doubtful accounts and returns, to ensure accounts receivable are not overstated due to uncollectibility. Accounts receivables generated from credit sales have general credit terms of 90 days for domestic aftermarket customers.

The allowances are calculated based on a detailed review of certain individual customer accounts, historical rates and an estimation of the overall economic conditions affecting the Company's customer base. The Company reviews a customer's credit history before extending credit. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company will write off the uncollectible receivables once the customers are bankrupt or there is a remote possibility that the Company will collect the outstanding balance. The write-off must be reported to the local tax authorities and receive official approval from them. To date, the Company has not written off any account receivable.

NOTES RECEIVABLE

Notes receivable are issued by some customers to pay certain outstanding receivable balances to the Company with specific payment terms and definitive due dates. Notes receivable do not bear interest.

REVENUE RECOGNITION

Revenue from the sale of goods is recognized when the risks and rewards of ownership of the goods have transferred to the buyer. Revenue consists of the invoice value for the sale of goods and services net of value-added tax ("VAT"), rebates and discounts and returns. The Company nets sales return in gross revenue, i.e., the revenue shown in the income statement is the net sales.

INCOME TAXES

The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards ("SFAS" No. 109), "Accounting for Income Taxes," whereby deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary; to reduce deferred income tax assets to the amount expected to be realized.

FOREIGN CURRENCY TRANSLATION

The Company maintains its books and accounting records in Renminbi ("RMB"), the currency of the PRC, The Company's functional currency is also RMB. The Company has adopted SFAS 52 in translating financial statement amounts from RMB to the Company's reporting currency, United States dollars ("US$"). All assets and liabilities are translated at the current rate. The shareholders' equity accounts are translated at appropriate historical rate. Revenue and expenses are translated at the weighted average rates in effect on the transaction dates.

Foreign currency gains and losses, if any, are included in the Consolidated Statements of Income as a component of other comprehensive income.

STOCK-BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"). SFAS 123R revises FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". SFAS 123R requires all public and non-public companies to measure and recognize compensation expense for all stock-based payments for services received at the grant-date fair value, with the cost recognized over the vesting period (or the requisite service period). The Company has adopted SFAS 123R as of January 1, 2005.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are classified as general and administrative expenses and are expensed as incurred.

SHIPPING AND HANDLING COSTS

Shipping and handling cost are classified as selling expenses and are expensed as incurred.

ADVERTISING COSTS

Advertising costs are classified as selling expenses and are expensed as incurred.

WARRANTY CLAIMS

The Company offers product warranties for certain products. Warranty claims are classified as selling expenses and are expensed as incurred. The Company accrues the costs of unsettled product warranty claims based on the historical claims made in previous years.

PURCHASE DISCOUNTS

Purchase discounts, if applicable, are netted in the cost of goods sold.

LEASE COMMITMENTS

The Company has adopted SFAS No. 13, "Accounting for Leases". If the lease terms meet one or all of the following four criteria, it will be classified as a capital lease, otherwise, it is an operating lease: (1) The lease transfers the title to the lessee at the end of the term; (2) the lease contains a bargain purchase option; (3) the lease term is equal to 75% of the estimated economic life of the leased property or more; (4) the present value of the minimum lease payment in the term equals or exceeds 90% of the fair value of the leased property.

RECENTLY ISSUED FINANCIAL STANDARDS

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of SFAS 115", which allows for the option to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The adoption of SFAS No. 159 has not had a material impact on the Company's consolidated results of operations or financial position.

In December 2007, the FASB issued FASB 141(R), "Business Combinations" of which the objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

In December 2007, the FASB issued FASB 160 "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No.51" of which the objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way - as an entity in the consolidated financial statements. Moreover, Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions.

Both FASB 141(R) and FASB 160 are effective for fiscal years beginning after December 15, 2008. The Company does not believe that the adoption of these standards will have any impact on its financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 ("SAB 110"). SAB 110 permits companies to continue to use the simplified method, under certain circumstances, in estimating the expected term of "plain vanilla" options beyond December 31, 2007. SAB 110 updates guidance provided in SAB 107 that previously stated that the Staff would not expect a company to use the simplified method for share option grants after December 31, 2007. Adoption of SAB 110 is not expected to have a material impact on the Company's consolidated financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company continued to purchase non-valve automotive components and packaging materials from the Ruili Group Co., Ltd., which is the minority shareholder of the JV and has the common controlling party, i.e. the Zhang family. It also sources some non-valve parts from Ruian Ruili Haizhiguan Auto Part Co., Ltd., a subsidiary of Ruili Group.

The following related party transactions occurred for the fiscal year ended December 31, 2007 and 2006:

	December 31,	
	2007	2006
PURCHASES NON-VALVE PRODUCT AND PACKAGING MATERIAL FROM FROM:		
Ruili Group Co., Ltd.	$ 26,589,425	$ 21,882,495
Total Purchases	$ 26,589,425	21,882,495
PURCHASES LAND USE RIGHTS FROM RUILI GROUP CO., LTD.	$ 13,501,009	$ 5,909,671
PURCHASES PLANT FROM RUILI GROUP CO., LTD.	$ 6,613,724	$ —
SALES TO:		
Ruili Group Co., Ltd.	1,398,638	5,778,660
Total Sales	$ 1,398,638	$ 5,778,660

	December 31,	
	2007	2006
ACCOUNTS PAYABLE AND OTHER PAYABLES		
Ruili Group Co., Ltd.	$ 97,503	$ —
Total	$ 97,503	$ —
PREPAYMENTS		
Ruili Group Co., Ltd.	$ —	$ 2,309,073
Total	$ —	$ 2,309,073

OTHER ACCOUNTS RECEIVABLE		
Ruili Group Co., Ltd.	$ 1,761,007	$ 903,304
Total	$ 1,761,007	$ 903,304

1. The total purchases from Ruili Group during the fiscal year ended December 31, 2007 consisted of $ 24.6 million of finished products for non-valve auto parts and $1.9 million of packaging materials.
2. On September 28, 2007, the Company purchased land use rights, a manufacturing plant, and an office building from Ruili Group for an aggregate purchase price of approximately RMB152 million (approximately $20.1 million translated with an average exchange rate of 7.5567). DTZ Debenham Tie Leung Ltd., an internationally recognized appraiser, appraised the total asset value at RMB154 million (approximately $20.4 million translated with an average exchange rate of 7.5567). RMB69.4 million (approximately $9.1 million translated with an average exchange rate of 7.5567) of the purchase price was paid on a transfer of the Company's an existing project that includes a construction-in-progress and prepayment of land use rights. The remaining balance was paid by the cash generated from operation and a bank credit line.

NOTE 4 - ACCOUNTS RECEIVABLE

The changes in the allowance for doubtful accounts at December 31, 2007 and December 31, 2006 were summarized as follows:

	December 31, 2007	December 31, 2006
Beginning balance	$ 8,769	$ 914,721
Add: Increase to allowance	19,218	(905,952)
Less: Accounts written off		—
Ending balance	$ 27,987	$ 8,769

	December 31, 2007	December 31, 2006
Accounts receivable	$ 30,614,226	$ 26,759,547
Less: allowance for doubtful accounts	(27,987)	(8,769)
Account receivable balance, net	$ 30,586,239	$ 26,750,778

NOTE 5 - INVENTORIES

On December 31, 2007 and December 31, 2006, inventories consisted of the following:

	December 31, 2007	December 31, 2006
Raw Material	$ 2,354,637	$ 1,081,569
Work in process	4,157,643	2,429,979
Finished Goods	1,708,093	1,017,308
Total Inventory	$ 8,220,373	$ 4,528,856

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following, on December 31, 2007 and December 31, 2006:

	December 31, 2007	December 31, 2006
Machinery	$ 18,118,125	$ 12,123,775
Molds	1,193,488	1,116,441
Office equipment	358,163	226,647
Vehicle	757,311	310,681
Building	7,462,096	580,126
Construction In Progress		6,060,887
Sub-Total	27,889,182	20,418,557
Less: Accumulated depreciation	(6,094,229)	(4,106,901)
Fixed Assets, net	$ 21,794,953	$ 16,311,656

Depreciation expense charged to operations was $1,689,021 and $1,052,965 for the fiscal year ended December 31, 2007 and 2006, respectively.

NOTE 7 - LAND USE RIGHTS

	December 31, 2007	December 31, 2006
Cost:	$ 13,966,870	$ —
Less: Accumulated amortization:	77,165	—
Land use rights, net	$ 13,889,705	$ —

According to the law of China, the government owns all the land in China. Companies and individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. The company purchased the land use rights from Ruili Group for approximately $13.9 million on September 28, 2007. The Company has not yet obtained the land use right certificate. However, the Company is in the process of applying to obtain the land use right certificate. Amortization expenses were $77,165 for the fiscal years ended December 31, 2007.

NOTE 8 - INTANGIBLE ASSETS

Gross intangible assets were $76,150, less accumulated amortization of $25,116 for net intangible assets of $51,034 as of December 31, 2007. Gross intangible assets were $45,779, less accumulated amortization of $17,655 for net intangible assets of $28,124 as of December 31, 2006. Amortization expenses were $6,035 and $5,296 for the fiscal years ended December 31, 2007 and 2006 respectively. Future estimated amortization expense is as follows:

2008	2009	2010	2011	2012	Thereafter
$ 6,821	$ 6,821	$ 6,821	$ 6,821	$ 6,821	$ 16,929

NOTE 9 - PREPAYMENT

Prepayment consisted of the following as of December 31, 2007 and December 31, 2006:

	December 31, 2007	December 31, 2006
Raw material suppliers	$ 929,178	$ 5,080,452
Equipment purchase	407,035	452,350
Total prepayment	$ 1,336,212	$ 5,532,802

NOTE 10 - ACCRUED EXPENSES

Accrued expenses consisted of the following as of December 31, 2007 and December 31, 2006:

	December 31, 2007	December 31, 2006
Accrued payroll	$ 601,733	$ 448,420
Other accrued expenses	1,258,205	784,425
Total accrued expenses	$ 1,859,938	$ 1,232,845

NOTE 11 - BANK LOANS

Bank loans represented the following as of December 31, 2007 and December 31, 2006:

	December 31, 2007	December 31, 2006
Secured	$ 3,370,328	$ —
Less: Current portion	$ (3,370,328)	$ —
Non-current portion	$ —	$ —

As of December 31, 2007, the outstanding short-term loans with banks were $ 3,013,928, bearing interest at 6.54% and 5.7375% per annum, respectively. Those loans were used primarily to finance new equipment acquisition from overseas suppliers as well as the general working capital. Corporate or personal guarantees are provided for those bank loans as follows:

$1.0M	Guaranteed by Ruili Group Co., Ltd., a related party;
$2.0M	Guaranteed by Mr. Xiao Ping Zhang and Ms. Shu Ping Chi, both principal shareholders;

In the third quarter of 2007, the Company entered into an accounts receivable financing agreement with Bank of China. The facility has a credit line of $7.0M, which was secured by eligible accounts receivable due from oversea customers. All these accounts receivable must have credit terms no longer than 180 days. As of December 31, 2007, the outstanding amount from the credit line was $ 356.400.

The Company did not provide any sort of guarantee to any other parties.

NOTE 12 - INCOME TAXES

The Joint Venture is registered in the PRC, and is therefore subject to state and local income taxes within the PRC at the applicable tax rate on the taxable income as reported in the PRC statutory financial statements in accordance with relevant income tax laws. According to applicable tax laws regarding Sino-Foreign Joint Venture, the Joint Venture is exempted from income taxes in the PRC for the fiscal years ended December 31, 2005 and 2004. Thereafter, the Joint Venture is entitled to a tax concession of 50% of the statutory income tax rate of 26.4%, for the following three years ended December 31, 2006, 2007, and 2008.

The reconciliation of the effective income tax rate of the Joint Venture to the statutory income tax rate in the PRC for the fiscal year ended on December 31, 2007 is as follows:

Statutory tax rate	26.4%
Tax holidays and concessions	-13.2%
Effective tax rate	13.2%

No provision for deferred tax liabilities has been made, since the Joint Venture had no material temporary differences between the tax bases of assets and liabilities and their carrying amounts.

In addition, in accordance with China's relevant regulations of income taxes, there is a benefit of a refund of 40% of domestic equipment purchases from increased income taxes for the purchasing year over those of the previous year. The company received an income tax benefit of $$991,133 and $0 in 2007 and 2006, respectively.

NOTE 13 - LEASES

Commencing in 2004, the Joint Venture has a lease agreement with Ruili Group Co., Ltd., a related party, for the lease of a manufacturing plant. The lease is for a ten year term ending in February 2014. The Joint Venture purchased the plant in September 2007. As a result, the lease has been terminated according to the purchase agreement with Ruili Group Co., Ltd. The office building purchased in the quarter ended September 30, 2007 is not part of the lease.

In December 2006, the Joint Venture entered into one new lease agreement with Ruili Group Co., Ltd. for the lease of two apartment buildings. These two apartment buildings are respectively for its management personnel and staff. The lease term is from January 2007 to December 2011 for one of the apartment buildings and from January 2007 to December 2012 for the other.

Future minimum rental payments for the years ended December 31, are as follows:

	2008	2009	2010	2011	2012	Thereafter
Buildings	$ 263,076	$ 263,076	$ 263,076	$ 263,076	$ 63,830	$ —
Total	$ 263,076	$ 263,076	$ 263,076	$ 263,076	$ 63,830	$ —

NOTE 14 - ADVERTISING COSTS

Advertising costs are expensed as incurred and are classified as selling expenses. Advertising costs were$110,512 and $30,927 for the fiscal years ended December 31, 2007 and 2006, respectively.

NOTE 15 - RESEARCH AND DEVELOPMENT EXPENSE

Research and development costs are expensed as incurred and were $1,795,510 and $773,559 for the fiscal years ended December 31, 2007 and 2006, respectively.

NOTE 16 - WARRANTY CLAIMS

Warranty claims were $2,152,978 and $1,867,514for the fiscal year ended on December 31, 2007 and 2006 respectively. The movement of accrued warranty expenses for fiscal year 2007 is as follows. Accrued warranty expenses are included in Accrued Expenses.

Beginning balance at Jan 01, 2007	$	613,917
Accrued during the fiscal year ended December 31, 2007:	$	2,152,978
Less: Actual Paid during the fiscal year ended December 31, 2007:	$	1,903,467
Ending balance at December 31, 2007	$	863,428

NOTE 17 - STOCK COMPENSATION PLAN

(1) The Company's 2005 Stock Compensation Plan (the Plan) permits the grant of share options and shares to its employees for up to 1,700,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant.

Pursuant to the Plan, the Company issued 60,000 options with an exercise price of $4.79 per share on March 1, 2006. In accordance with the vesting provisions of the grants, the options will become vested and exercisable under the following schedule.

Number of Shares	% of Shares Issued	Initial Vesting Date
60,000	100%	March 1, 2009

The Company accounts for stock-based compensation in accordance with SFAS No. 123 Revised, "Share-Based Payment." The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that uses the assumptions noted in the following table.

Dividend Yield		0.00%
Expected Volatility		96.54%
Risk-Free Interest Rate		4.59%
Contractual Term		3 years
Stock Price at Date of Grant	$	4.79
Exercise Price	$	4.79

Total deferred stock-based compensation expenses related to the 60,000 stock options granted amounted to $178,904. This amount is amortized over three years in a manner consistent with Financial Accounting Standards Board Interpretation No. 123 (R). The amortization of deferred stock-based compensation for these equity arrangements was $59,636 and $49,697 for the fiscal year ended December 31, 2007 and 2006, respectively. As of December 31, 2007, there was $ 69,571 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plan. The cost is expected to be recognized over a period of 1.2 years.

A summary of option activity under the Plan as of December 31, 2007 and changes during the fiscal year ended December 31, 2007 is as follows:

	Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value
January 1, 2006	—	$	—	—	$	—
Granted	60,000		4.79	3Years		—
Exercised	—		—	—		—
Forfeited	—		—	—		—
Outstanding at December 31, 2007	60,000	$	4.79	1.2Years	$	132,000
Exercisable at December 31, 2007	—		—	—		—

(ii). Subject to all the terms and provisions of the 2005 Stock Compensation Plan, on June 20, 2007, the Company granted to its previous senior manager of investor relations, David Ming He options to purchase 4,128 shares of its common stocks with an exercise price of $7.25 per share. The option became vested and exercisable immediately on the date thereof.

Number of Shares	% of Shares Issued	Initial Vesting Date
4,128	100%	June 20, 2007

The Company accounts for stock-based compensation in accordance with SFAS No. 123 Revised, "Share-Based Payment." The fair value of each warrant is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that uses the assumptions noted in the following table.

Dividend Yield		0.00%
Expected Volatility		141.47%
Risk-Free Interest Rate		5.14%
Contractual Term		3 years
Stock Price at Date of Grant	$	7.09
Exercise Price	$	7.25

Total stock-based compensation expenses related to the 4,128 stock options granted amounted to $23,201. This amount is charged to G&A during 2007 year.

A summary of option activity under the Plan as of December 31, 2007 and changes during the fiscal year ended December 31, 2007 is as follows:

	Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value
January 1, 2007	—	$	—	—	$	—
Granted	4,128	$	7.25	3Years		—
Exercised	—		—	—		—
Forfeited	—		—	—		—
Outstanding at December 31, 2007	4,128	$	7.25	2.6Years	$	289
Exercisable at December 31, 2007	4,128	$	7.25	2.6Years	$	289

(2) On January 5, 2006, the Company issued 100,000 warrants for financial services to be provided by Maxim Group LLC and Chardan Capital Markets, LLC, with an exercise price of $6.25 per share. In accordance with the common stock purchase warrant agreement, the warrants became vested and exercisable immediately on the date thereof. As set forth in the agreement, the Company will retain Maxim Group LLC and Chardan Capital Markets, LLC as its exclusive financial advisors and investment bankers for a period of twelve months.

Number of Shares	% of Shares Issued	Initial Vesting Date
100,000	100%	January 5, 2006

The Company accounts for stock-based compensation in accordance with SFAS No. 123 Revised, "Share-Based Payment." The fair value of each warrant is estimated on the date of grant using the Black-Scholes-Merton option-pricing model that uses the assumptions noted in the following table.

Dividend Yield		0.00%
Expected Volatility		95.01%
Risk-Free Interest Rate		4.36%
Contractual Term		4 years
Stock Price at Date of Grant	$	4.70
Exercise Price	$	6.25

Total deferred stock-based compensation expenses related to the 100,000 warrants granted amounted to $299,052. This amount is amortized over one year in a manner consistent with Financial Accounting Standards Board Interpretation No. 123 (R). The amortization of deferred stock-based compensation for these equity arrangements was $299,052 for the fiscal year ended December 31, 2006.

A summary of option activity with respect to the warrants as of December 31, 2007 and changes during the fiscal year ended December 31, 2007 is as follows:

	Warrants		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value
January 1, 2006	—	$	—	—	$	—
Granted	100,000	$	6.25	4Years		—
Exercised	—		—	—		—
Forfeited	—		—	—		—
Outstanding at December 31, 2007	100,000	$	6.25	2.1Years	$	151,800
Exercisable at December 31, 2007	100,000	$	6.25	2.1Years	$	151,800

NOTE 18- COMMON STOCK

On July 11st, 2007, the Company granted 4,128 shares of common stock to its previous senior manager of investor relations, David Ming He, for his service. The transaction was recorded as $31,208 of general and administrative expenses.

NOTE 19- COMMITMENTS AND CONTINGENCIES

(1) According to the law of China, the government owns all the land in China. Companies and individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. The company purchased the land use rights from Ruili Group for approximately $13.9 million on September 28, 2007. The Company has not yet obtained the land use right certificate. However, the Company is in the process of applying to obtain the land use right certificate.

(2) The information of lease commitments is provided in Note 14.

NOTE 20 - OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2007, we do not have any material commitments for capital expenditures or have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

NOTE 21 - SUBSEQUENT EVENTS

None.

NOTE 22 - RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payment of dividends as a general reserve fund. As a result of these PRC laws and regulations, our PRC subsidiaries and our affiliated PRC entities are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2007 and 2006, the amounts of our restricted net assets were approximately $39 million and $38 million, respectively.

Additional Information—Financial Statement Schedule I

This financial statements schedule has been prepared in conformity with accounting principles generally accepted in the United States of America.

SORL AUTO PARTS, INC.

This financial statements schedule has been prepared in conformity with accounting principles generally accepted in the United States of America. The parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the company accounts for its subsidiaries using the equity method. Please refer to the notes to the consolidated financial statements presented above for additional information and disclosures with respect to these financial statements.

	31-Dec-07	31-Dec-06
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 33,288	$ 48,246
Other current assets	16,161	1,765
Total current assets	49,449	50,011
Deferred compensation cost-stock options	69,571	129,207
Investments in subsidiaries	69,521,035	58,662,397
TOTAL ASSETS	$ 69,640,055	$ 58,841,615
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Other current liability	2,486,566	2,486,566
Total current liabilities	2,486,566	2,486,566
Total liabilities	2,486,566	2,486,566
Shareholders' equity:		
ommon Stock - $0.002 Par Value; 50,000,000 authorized, 18,279,254 and 18,275,126 issued and outstanding as of December 31, 2007 and December 31, 2006 respectively	36,558	36,550
Additional paid-in capital	37,498,452	37,444,051
Retained earnings	29,618,479	18,874,448
Total shareholders' equity	67,153,489	56,355,049
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 69,640,055	$ 58,841,615

Financial Information of parent company
STATEMENTS OF INCOME

	Year Ended Dec 31,		
	2007	2006	2005
Operating Expenses:			
General and administrative expenses	114,045	359,437	362,000
Financial expenses	562	2,404	—
Total Operating Expenses:	114,607	361,841	362,000
Equity in earnings of subsidiaries	$ 10,858,638	$ 8,059,735	$ 5,311,610
Net income attributable to shareholders	$ 10,744,031	$ 7,697,894	$ 4,949,610
Weighted average common share - Basic	18,277,094	13,753,991	13,302,763
Weighted average common share - Diluted	18,323,315	13,778,535	13,302,763
EPS - Basic	0.59	0.56	0.37
EPS - Diluted	0.59	0.56	0.37

Financial Information of parent company
For Years Ended on December 31, 2007, 2006 and 2005

	Number of Share	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Shareholders' Equity
Beginning Balance - Jan 1, 2005	**13,282,253**	**26,565**	**4,082,246**	**6,226,944**	**10,335,755**
Adjustment for fractional shares	4802	9	-9	—	—
Common Stock issued to consultants	10,000	20	64,980	—	65,000
Common Stock issued to employees	49,500	99	296,901	—	297,000
Net Income (Loss)	—	—	—	4,949,610	4,949,610
Ending Balance - Dec 31, 2005	13,346,555	26,693	4,444,118	11,176,554	15,647,365
Net Income				7,697,894	7,697,894
Common stock issued in public offering	4,928,571	9,857	32,521,977	—	32,531,834
60,000 options issued in 2006	—	—	178,904	—	178,904

100,000 warrants issued in 2006	—	—	299,052	—	299,052
Ending Balance - December 31, 2006	**18,275,126**	**36,550**	**37,444,051**	**18,874,448**	**56,355,049**
Net Income	—	—	—	10,744,031	10,744,031
Common stock of 4,128 shares issued	4,128	8	31,200	—	31,208
4,128 options issued in 2007	—	—	23,201	—	23,201
Ending Balance - December 31, 2007	**18,279,254**	**36,558**	**37,498,452**	**29,618,479**	**67,153,489**

Financial Information of parent company
STATEMENTS OF CASHFLOWS

	Year Ended Dec 31,		
	2007	**2006**	**2005**
Cash flow from operating activities:			
Net income	$ 10,744,031	$ 7,697,894	$ 4,949,610
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in earnings of subsidiaries	-10,858,638	-8,059,735	-5,311,610
Stock-Based Compensation Expense	114,045	348,749	362,000
Changes in other current assets	-14,396	12,613	14,378
Changes in other current liabilities	0	169,789	2,725
Net cash provided by operating activities	$ -14,958	$ 169,309	$ 17,103
Cash flows from investing activities:			
Investment in subsidiaries, net of cash acquired	$ —	$ -32,670,000	$ —
Net cash (used in) provided by investing activities	$ —	$ -32,670,000	$ —
Cash flows from financing activities:			
Proceeds from Share Issuance	$ —	$ 32,531,834	$ —
Net cash provided by (used in) financing activities	$ —	$ 32,531,834	$ —
Net change in increase in cash and cash equivalents	$ -14,958	$ 31,143	$ 17,103
Cash and cash equivalents, beginning of period	48,246	17,103	
Cash and cash equivalents, end of period	$ 33,288	$ 48,246	$ 17,103

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2007, an evaluation was performed under the supervision and with the participation of the Company's management, including the chief executive officer ("CEO") and the chief financial officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the CEO and CFO, conclude that the Company's disclosure controls and procedures were effective as of December 31, 2007.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the fourth fiscal quarter of the fiscal year covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing adequate internal control over financial reporting, as such item is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). In evaluating the Company's internal control over financial reporting, management has adopted the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organization of the Treadway Commission. Under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2007. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedure may deteriorate.

This report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. The management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary roles of the Securities and Exchange Commission that permit the company to provide only a management's report in this Annual Report.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth our executive officers, directors and key employees, their ages and the positions they held as of December 31, 2007.

Name	Age	Position
Xiao Ping Zhang	45	Chief Executive Officer and Chairman
Xiao Feng Zhang	40	Chief Operating Officers and Director
Zong Yun Zhou	53	Chief Financial Officer
Li Min Zhang	52	Director(1) (3)
Zhi Zhong Wang	63	Director(1),(2)(3)
Yi Guang Huo	65	Director(1),(2)
Jiang Hua Feng	42	Director(2) (3)
Jung Kang Chang	42	Director
Jason Zhang	44	Deputy General Manager

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating and Corporate Governance Committee

All directors have a term of office expiring at the next annual general meeting, unless re-elected or earlier vacated in accordance with the Bylaws. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Executive Officers and Directors

XIAO PING ZHANG - CHAIRMAN OF THE BOARD OF DIRECTORS AND CEO

Xiao Ping Zhang has served as CEO and chairman of the board since our inception. He founded the Ruili Group, a company specializing in a variety of automotive parts and components, in 1987, and has served as chairman of Ruili Group since then. In 2003, he was elected the President of Wenzhou Auto Parts Association, and Vice-President of China Federation of Industry and Commerce Auto & Motorbike Parts Chamber of Commerce. Mr. Zhang is also a member of the Standing Committee of the People's Congress in Rui'an City, Zhejiang, China. He is also currently engaged as a mentor in entrepreneurship for graduate students of Zhejiang University. Mr. Zhang graduated from Zhejiang Radio and TV University in 1986 with a major in Industrial Management.

XIAO FENG ZHANG - CHIEF OPERATING OFFICER AND DIRECTOR

Xiao Feng Zhang has served as COO and a member of the board of directors since our inception. He is responsible for sales and marketing. Mr. Zhang co-founded the Ruili Group with his brother, Mr. Xiao Ping Zhang, in 1987, and served as the General Manager of Ruili Group until March 2004. Mr. Zhang received his diploma in economics from Shanghai Fudan University in 1994.

ZONG YUN ZHOU - CHIEF FINANCIAL OFFICER

Zong Yun Zhou has served as our CFO since our inception. Between April 2002 and May 2004, Ms. Zhou served as the Financial Controller of Shanghai Huhao Auto Parts Manufacturing Company Limited, a joint venture between Ruili

Group and Shanghai Automotive Industry Corporation. From January 1996 until April 2002, Ms. Zhou worked for the Auditing Department of Anhui Province, China, in charge of auditing state-owned companies in Anhui Province. Ms. Zhou is a Chinese Certified Public Accountant, and a member of the Institute of Internal Auditors (IIA). Ms. Zhou completed her undergraduate studies at Anhui University.

JUNG KANG CHANG - DIRECTOR

Jung Kang Chang has served as a member of our board of directors since our inception. He is also in charge of our international sales. From January 1998 to May 2004, Mr. Chang served as the General Manager of JieXiangHao Enterprise Company Limited based in Taipei, Taiwan; before taking office as the general manager, he was the sales engineer and sales manager with JieXiangHao in Taipei. Mr. Chang graduated from Taiwan Taoyuan Longhua Industry College in 1986.

LI MIN ZHANG - DIRECTOR

Dr. Li Min Zhang has served as a member of our board of directors since August 2004. He chairs the audit committee of our board, and serves as a member of nominating and corporate governance committee of our board. Dr. Zhang currently is a professor at Sun Yat-Sen University Management School in Guangdong, China, coaching PhD candidates with an accounting major. During 1994 and 1995, Dr. Zhang conducted academic research at the University of Illinois at Urbana-Champaign, and practiced at Mok & Chang CPAs in USA. In 1986, he conducted academic research at the Office of Auditor General of Canada. Dr. Zhang currently also serves as vice chairman of China Audit Society, and secretary of China Association of Chief Financial Officers. He is a member of American Accounting Association. Also, Dr. Zhang is involved with the China CPA Society Auditing Principles Task Force and China Audit Society Training Committee. Dr. Zhang earned his Ph.D. in Economics in January 1991.

ZHI ZHONG WANG - DIRECTOR

Zhi Zhong Wang has served as a member of our board of directors since August 2004,and serves as a member of audit, compensation, and nominating and corporate governance committeesFrom 1980 until present, Mr. Wang has served as instructor and professor at Beijing Jiaotong University (formerly Northern Jiaotong University), Department of Electrical Engineering. Before 1980, he was an electrical engineer with Science and Technology Institute of the Qiqihaer Railway Administration, Heilongjiang, China. Mr. Wang has led over twenty research projects such as novel pneumatic generator and streamer discharging, and corona power supply for desulphurization. His numerous publications include Research on the Novel AC Voltage Stabilized Power Supply in Power Electronics . Mr. Wang received his bachelor degree in electrical engineering from Northern Jiaotong University in 1968.

YI GUANG HUO - DIRECTOR

Yi Guang Huo has served as a member of our board of directors since August 2004, and serve as a member of the audit committee, and chairs the compensation committee. . Mr. Huo has been engaged in scientific and technological work and has been responsible for various national key research projects, such as designing and conducting experiments for automotive products, drafting ministry standards and econo-technological policies, etc. He has been awarded ministry-level First Prize for Technology Innovation. Mr. Huo has also served as President of China Federation of Industry and Commerce Auto & Motorbike Parts Chamber of Commerce, a board member and visiting professor of Wuhan University of Technology, and secretary of Society of Auto Engineering - China. Between 1995 and 1996, Mr. Huo conducted academic research as a visiting researcher at Tokyo University Economics Department. During 1987 and 1988, he studied Scientific Research and Management with Japan Automobile Research Institute as well as Japanese automobile companies including Nissan, Hino, Isuzu and Mitsubishi. Mr. Huo earned his B.S. degree from Jilin University Automobile Department in 1965.

JIANG HUA FENG - DIRECTOR

Jiang Hua Feng has served as a member of our board of directors since August 2004, and serves as a member of the compensation committee and as the chairman of the nominating and corporate governance. Since 1988, Mr. Feng has also served as chief lawyer at Yuhai Law Firm, Rui'an, Zhejiang. Mr. Feng is a member of China Lawyers Association. He was elected People's Congress representative for Wenzhou area, Zhejiang. Mr. Feng received his bachelor degree in law from East China University of Politics and Law.

JASON ZHANG - DEPUTY GENERAL MANAGER

Jason Zhang joined us in May 2006 as Deputy General Manager, supervising our capital market operations and M&A strategies. Before joining us, Mr. Zhang served as the Managing Director of JPK Capital Inc., an investment company based in Shenzhen, China. From 1999 to 2001, he worked for Qiao Xing Group Corporation as the Manager of Capital Market Business Department. From 1996 to 1999, he served as the General Manager of Shenzhen Zhihui Finance Co., Ltd. 1994 till 1996, he served as the General Manager of the Underwriting Division of Shenzhen Non-Ferrous Metals Finance Co., Ltd. From 1992 to 1994, he served as the General Manager of the Investment Department of Shenzhen Lantern Fund Management Company. Mr. Zhang received his master degree in economics from Xiamen University.

Committees of the Board of Directors

Nominating and Corporate Governance Committee. The Board of Directors of SORL Auto Parts, Inc., has established a Nominating and Corporate Governance Committee consisting of three directors, all of whom meet the requirements for "independent directors". The members of our nominating and corporate governance committee are Messrs, Jiang and Wang and Professor Zhang. Messrs. Jiang chairs the nominating and corporate governance committee. The purpose of the nominating and corporate governance committee is to:

- Identify qualified individuals to become Board members;
- Determine the composition of the Board and its committees;
- Monitor a process to assess the effectiveness of the Board and Board committees; and
- Ensure good corporate governance.

Audit Committee. The members of our audit committee are Professor Zhang and Messrs. Wang and Huo. Professor Zhang chairs the audit committee. Our audit committee assists our board of directors in its oversight of:

- the integrity of our financial statements;
- our independent auditors' qualifications and independence; and
- the performance of our independent auditors.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee. We believe that the composition of our audit committee meets the requirements for independence under the current Nasdaq Capital Market and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements as applicable.

Compensation Committee. The members of our compensation committee are Messrs. Wang, Feng and Huo. Mr. Huo chairs the compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

- reviewing and recommending approval of compensation of our executive officers;
- administering our stock incentive and employee stock purchase plans; and
- reviewing and making recommendations to our board with respect to incentive compensation and equity plans.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors consists of Messrs. Wang, Feng and Huo. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Changes in Procedures to Nominate Directors

Since the date of the Company's last disclosures, pursuant to schedule 14A of the Securities Exchange Act of 1934 as amended, the Company has formed a Nominating and Corporate Governance Committee, the duties of which are described above.

ITEM 11. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Executive Compensation Program

The Compensation Committee of our board of directors has responsibility for establishing, implementing and monitoring our executive compensation program philosophy and practices. The Compensation Committee seeks to ensure that the total compensation paid to our named executive officers is fair, reasonable and competitive.

Generally, the types of compensation and benefits provided to named executive officers are similar to those provided to our other officers.

Throughout this Annual Report, the individuals who served as our Chief Executive Officer and Chief Financial Officer during fiscal 2007, and who are included in the Summary Compensation Table are referred to as the "named executive officers."

Compensation Philosophy and Objectives

The Compensation Committee believes that an effective executive compensation program should provide base annual compensation that is reasonable in relation to individual executive's job responsibilities and reward the achievement of both annual and long-term strategic goals of our company.

Because of the size of our company, the small number of executive officers in our company, and our company's financial priorities, the Committee has decided not to implement or offer any retirement plans, pension benefits, deferred compensation plans, or other similar plans for our executive officers. Accordingly, the components of the executive compensation currently consist of cash salary. The Compensation Committee will consider using stock option grants to provide executives with longer-term incentives.

As a manufacturing company operating in Zhejiang Province, China, the Compensation Committee also takes the local average executives' salary level into account in its compensation decisions. The Compensation Committee may reassess the proper level of equity and cash compensation in light of the company's improved profitability and working capital situation.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all compensation decisions for the named executive officers and approves recommendations regarding equity awards to all of our officers. Decisions regarding the non-equity compensation of other officers are made by the Chief Executive Officer.

The Compensation Committee and the Chief Executive Officer annually review the performance of each named executive officer (other than the Chief Executive Officer, whose performance is reviewed only by the Committee). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the Committee. The Committee can exercise its discretion in modifying any recommended adjustments or awards to executives.

Setting Executive Compensation

Based on the foregoing objectives, the Committee has structured the Company's annual cash and incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by the Company, to reward the executives for achieving such goals, and to retain the executives. In doing so, the Committee does not employ outside compensation consultants. The Compensation Committee utilized this data to set compensation for our executive officers at levels targeted at or around the average of the compensation amounts provided to executives at comparable local companies considering, for each individual, their individual experience level related to their position with us. There is no pre-established policy or target for the allocation between either cash and non-cash incentive compensation.

2007 Executive Compensation Components

For 2007, the sole component of compensation for the named executive officers was base salary.

The Company provides named executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. Base salary ranges for the named executive officers are determined for each executive based on his or her position and responsibility.

During its review of base salaries for executives, the Committee primarily considers:

- the negotiated terms of each executive employment agreement;
- internal review of the executive's compensation, both individually and relative to other executive officers; and
- individual performance of the executive.

Salary levels are typically considered annually as part of the company's performance review process, as well as upon a change in job responsibility. Merit-based increases to salaries are based on the Compensation Committee's assessment of the individual's performance. Base salaries for the named executive officers in 2007 have not been changed from the base salaries in effect during the prior year.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K and, based on such review and discussions, has recommended to our board of directors that the foregoing "Compensation Discussion and Analysis" be included in this Annual Report.

Yi Guang Huo **Zhi Zhong Wang** **Jiang Hua Feng**

Summary Compensation Table

The following table presents summary information concerning all compensation paid or accrued by us for services rendered in all capacities during 2007 by Mr. Xiao Ping Zhang and Ms. Zong Yun Zhou, who are the only individuals who served as our principal executive and financial officers during the year ended December 31, 2007. No other executive officer received compensation in excess of $100,000 for the fiscal year then ended.

Summary Compensation Table

Name and Position	Year	Salary ($)	Bonus ($) (1)	Option Awards ($) (2)	Total ($)
Mr. Xiao Ping Zhang, CEO (1)	2007	50,000	—	—	50,000
Ms. Zong Yun Zhou, CFO (2)	2007	20,000	—	—	20,000

(1) Mr. Zhang is also employed by the Ruili Group which makes separate payments to him for his services to that company. Mr. Zhang did not receive any compensation other than the cash salary of $50,000 listed herein from the Company in 2006;

(2) Ms. Zhou did not receive any of compensation other than the cash salary of $20,000 listed herein from the Company in 2006

Employment Agreements

Effective May 1, 2006, the Company entered into employment agreements with Mr. Xiao Ping Zhang, our Chief Executive Officer, Mr. Xiao Feng Zhang, our Chief Operating Officer, and Ms. Zong Yun Zhou, our Chief Financial Officer. The term of their employment with the Company is for a period of five years with an additional one year period unless the Company decides not to renew. Their compensation is subject to an annual review by the Compensation Committee of the Board of Directors. The agreements also set forth their respective duties and confidentiality responsibilities.

Severance and Change of Control Arrangements

There is no severance or change of control arrangements.

Equity Benefit Plans

Our 2005 Stock Compensation Plan was adopted by our board of directors in July 2005.

Share Reserve. We have reserved 1,700,000 shares for issuance under the 2005 Stock Compensation Plan of which options to purchase 64,128 shares have been granted and 53,628 shares have been awarded to date.

Administration . The Compensation Committee of our board of directors administers the 2005 Compensation Plan and has complete discretion to make all decisions relating to our 2005 Compensation Plan. Our compensation committee may also re-price outstanding options and modify outstanding awards in other ways.

Eligibility. Employees, non-employee members of our board of directors, advisors and consultants are eligible to participate in our 2005 Stock Compensation Plan.

Types of Awards. Our 2005 Stock Compensation Plan provides for awards of stock options to purchase shares of our common stock and awards of restricted shares of our common stock, stock appreciation rights and performance shares.

Change in Control . If we are merged or consolidated with another company, and such merger or consolidation results in a change in control, an award under the 2005 Stock Compensation Plan will be subject to the terms of the merger agreement, which may provide that the option continues, is assumed or substituted, fully vests or is settled for the full value of such option in cash, followed by the cancellation of such option.

Amendments or Termination. Our board of directors may amend, suspend or terminate the 2005 Stock Compensation Plan at any time. If our board amends the plan, it does not need to seek stockholder approval of the amendment unless required to comply with any applicable tax or regulatory environment. No award may be made under the 2005 Stock Compensation Plan after the tenth anniversary of the effective date of the Plan.

Options. The Board may determine the number of shares covered by each option, the exercise price therefore, the conditions and limitations on the exercise and any restrictions on the shares issuable. Optionees may pay the exercise price by using cash, shares of common stock that the optionee already owns or, at the election of the Board, a promissory note, an immediate sale of the option shares through a broker designated by us, or other property.

Performance Shares . The Board may make performance share awards entitling recipients to acquire shares of Common Stock upon the attainment of specified performance goals.

Stock Appreciation Rights . A participant who exercises a stock appreciation right receives the increase in fair market value of our common stock over the fair market value on the date of grant.

Restricted Shares . Restricted shares may be awarded under the 2005 Stock Compensation Plan. Restricted shares vest at the times and payment terms therefor shall be determined by our compensation committee.

Adjustments . If there is a subdivision of our outstanding shares of common stock, a dividend declared in stock or a combination or consolidation of our outstanding shares of common stock into a lesser number of shares, corresponding adjustments will be automatically made in each of the following: (a) the number of shares of common stock available for future awards under the 2005 Stock Compensation Plan; (b) any limitation on the maximum number of shares of common stock that may be subject to awards in a fiscal year; (c) the number of shares of common stock covered by each outstanding option or stock appreciation right, as well as the exercise price under each such award; (d) the number of shares of common stock covered by the options to be granted under the automatic option grant program; or (e) the number of stock units included in any prior award that has not yet been settled.

Stock Option Grants

None of the Company's executive officers have received any grant of stock options or stock awards.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by Delaware law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws, both of which will become effective upon the closing of this offering, that limit or eliminate the personal liability of our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, and against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of SORL. In addition, the new amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We maintain liability insurance which insures our directors and officers against certain losses and which insures us against our obligations to indemnify our directors and officers.

In addition, we have entered into separate indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or officer. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officer, employees or agents in which indemnification would be required or permitted. We believe provisions in our new amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Compensation of Directors

The following table sets forth the compensation paid to our directors other than our Chief Executive Officer for 2007:

Director Compensation Table

Name (1)	Fees Earned or Paid in Cash ($) (2)	Option Awards ($) (3)	All other compensation ($)	Total ($)
Xiao Feng Zhang (4) COO & Director	—	—	30,000	30,000
Jung Kang Chang (5) Director	—	—	15,000	15,000
Li Min Zhang Director	10,000	14,909		24,909
Zhi Zhong Wang Director	10,000	14,909		24,909
Yi Guang Huo Director	10,000	14,909		24,909
Jiang Hua Feng Director	10,000	14,909		24,909

(1) Mr. Xiaoping Zhang does not receive additional compensation for his role as a Director. For information relating to Mr. Xiaoping Zhang's compensation as Chairman and Chief Executive Officer, see the Summary Compensation Table above.

(2) The amounts in this column represent cash payments made to Non-Employee Directors for attendance at meetings during the year.

(3) The amounts in this column represent the compensation cost of stock options awarded by the Compensation Committee granted in 2006, except that these amounts do not include any estimate of forfeitures. The grant date fair value of option awards granted were determined in accordance with Statement of Financial Accounting Standards No. 123R (SFAS123(R)) and are recognized as compensation cost over the requisite service period. The amount recognized for these awards was calculated using the Black Scholes option-pricing model, and our 2005 Compensation Plan is described under this Item 11.

(4) Mr. Xiao Feng Zhang is not a non-employee director and did not receive cash compensation for attending board

meetings or other stock options in 2006. However, he received cash compensation of $30,000 as salary for his managerial role with the Company. Mr. Zhang is also employed by the Ruili Group which makes separate payments to him for his services to that company.

(5) Mr. Jung Kang Chang is not a non-employee director and did not receive cash compensation for attending board meetings or other stock options in 2006. However, he received cash compensation of $15,000 as salary for his managerial role with the Company.

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on our board of directors. Directors who also are employees of our company currently receive no compensation for their service as directors or as members of board committees. In setting director compensation, we consider the significant amount of time that directors dedicate to the fulfillment of their director responsibilities, as well as the competency and skills required of members of our board. The directors' current compensation schedule has been in place since March 2007. The directors' annual compensation year begins with the annual election of directors at the annual meeting of shareholders. The annual retainer year period has been in place for directors since 2007. Periodically, our board of directors reviews our director compensation policies and, from time to time, makes changes to such policies based on various criteria the board deems relevant.

Non-employee directors are reimbursed for travel, lodging and other reasonable out-of-pocket expenses incurred in attending meetings of our board of directors and for meetings of any committees of our board of directors on which they serve. During 2007, our non-employee directors had each received or earned cash compensation for attending board or committee meetings of $10,000. On March 1, 2006, the Board of Directors approved a total of 60,000 options (See note 17) to be issued to the four non-employee directors. Each non-employee director received options to purchase 15,000 shares of common stock with an exercise price of $4.79 per share. The contractual term of the options was three years.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors consists of Messrs. Wang, Feng and Huo. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of December 31, 2007 and as adjusted to reflect the sale of the shares of common stock in this offering and the conversion of all outstanding shares of our convertible preferred stock by:

- each person known by us to be the beneficial owner of more than 5% of any class of our voting securities;
- our named executive officers;
- each of our directors; and
- all executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options and warrants that are currently exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each, director, executive officer or 5% or more stockholder, as the case may be. Unless otherwise indicated, to our knowledge, each stockholder possesses sole voting and investment power over the shares listed, except for shares owned jointly with that person's spouse.

This table lists applicable percentage ownership based on 18,279,254 shares of common stock outstanding as of December 31, 2007.

The address for each of the stockholders in the table is c/o of the Company.

NAME OF BENEFICIAL OWNER	AMOUNT AND NATURE BENEFICIAL OWNER	POSITION	PERCENT OF CLASS
Xiao Ping Zhang	9,087,527	Chief Executive Officer and Chairman	49.7%
Xiao Feng Zhang	1,135,938	Chief Operating Officer and Director	6.2%
Zong Yun Zhou	—	Chief Financial Officer	*
Jung Kang Chang	—	Director	*
Li Min Zhang	15,000 (1)	Director	*
Zhizhong Wang	15,000 (1)	Director	*
Yiguang Huo	15,000 (1)	Director	*
Jianghua Feng	15,000 (1)	Director	*
Officers and Directors as a Group (8 persons)	10,223,465		55.9%
PRINCIPAL SHAREHOLDERS			
Shu Ping Chi	1,135,938		6.2%

(1) Represents options to purchase Common Stock
* Less than 1%

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Capital Stock Issuances in the Reverse Acquisition

Pursuant to the reverse acquisition, Mr. Xiao Ping Zhang, our Chief Executive Officer, and Mr. Xiao Feng Zhang, our Chief Operating Officer, received 9,087,527 shares and 1,135,938 shares, respectively, of our Common Stock representing 68.4% and 8.55% respectively, of our then outstanding shares.

Ruili Group

Mr. Xiao Ping Zhang and Mr. Xiao Feng Zhang are the principal shareholders of the Ruili Group which was the owner of the assets contributed to the Joint Venture in the reverse acquisition. We purchase non-valve automotive products and packaging material from the Ruili Group. In 2007, we purchased products from the Ruili Group representing approximately $26.6 million of our sales. We generate only a small profit on these sales, but our sales of these products represent an important marketing benefit as they enable us to fill out our product line and reduce our customers' transaction costs. The Ruili Group also guaranteed certain bank loans to the Joint Venture without fee and licensed two patents and the trademark "SORL" to the Joint Venture on a royalty free basis. The two patents licensed were assigned to the JV in 2007 for $50,000.

The Joint Venture has leased two apartment building from Ruili Group Co., Ltd. for its management personnel and ordinary staff. The lease term is from January 2007 to December 2011 for one apartment building, and is from January 2007 to December 2012 for the other. The annual rental of the two apartment buildings is approximately $242,043.

On September 28, 2007, the Joint Venture purchased land rights, a manufacturing plant, and an office building from Ruili Group Co. Ltd., with purchase price of approximately RMB152 million (approximately US$20.2 million by the moment). DTZ Debenham Tie Leung Ltd., an internationally recognized appraiser, appraised the total asset value at RMB154 million (approximately US$20.5 million by the moment). The purchase price was paid by the Company by transferring to Ruili Group the Company's $9 million investment in an existing project that includes a new-facility-in-progress and prepayment of land use rights. The remaining balance of $11 million was paid by the cash generated from operation and a bank credit line.

The Company believes that the transactions above-mentioned are of arm's length, and all prices charged and payments made between them are at least as favorable to the Joint Venture as would be obtained from a third party.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Rotenberg & Co. LLP, Certified Public Accountants, was the Registrant's independent registered public accounting firm engaged to examine the financial statements of the Registrant for the fiscal year ended December 31, 2007 and 2006. The Registrant changed its fiscal year end from January 31 to December 31 on May 19, 2004. Rotenberg & Co. LLP performed the following services and has been paid the following fees.

FISCAL YEAR ENDED DECEMBER 31, 2007 and 2006

AUDIT FEES

Rotenberg & Co. LLP was paid aggregate fees of approximately $170,500 and $120,000 for the fiscal years ended December 31, 2007 and 2006, respectively, for professional services rendered for the audit of the Registrant's annual financial statements and for the reviews of the financial statements included in the Registrant's quarterly reports on Form 10-Q for the periods ended March 31, 2007 and 2006, June 30, 2007 and 2006, as well as September 30, 2007 and 2006.

AUDIT-RELATED FEES

Rotenberg & Co. LLP was not paid additional fees for the fiscal years December 31, 2007 and December 31, 2006 for assurance and related services reasonably related to the performance of the audit or review of the Registrant's financial statements.

TAX FEES

Rotenberg & Co. LLP was not paid any fees for the fiscal years ended December 31, 2007 and December 31, 2006 for professional services rendered for tax compliance, tax advice and tax planning. This service was not provided.

ALL OTHER FEES

Rotenberg & Co. LLP was paid no other fees for professional services during the fiscal years ended December 31, 2007and December 31, 2006.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. The independent auditor and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditor in accordance with this pre-approval.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT NO.	DOCUMENT DESCRIPTION
3.1	Articles of Incorporation (1)
3.2	Bylaws (1)
10.1	Share Exchange Agreement and Plan of Reorganization (2)
10.2	Joint Venture Agreement (revised)
10.3	Employment Agreement—Xiao Ping Zhang (3)
10.4	Employment Agreement—Xiao Feng Zhang (3)
10.5	Employment Agreement—Zong Yun Zhou (3)
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended.
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer).
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer).

(1) Incorporated herein by reference from the Registrant's Form 10-QSB filed with the Securities and Exchange Commission, on May 28, 2003.

(2) Incorporated herein by reference from the Registrant's Form 8-K Current Report and amendment thereto as filed with the Securities and Exchange Commission, on May 24, 2004.

(3) Incorporated herein by reference from the Registrant's Form S-1 as filed with the Securities and Exchange Commission on August 31, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 26th day of March 2008.

SORL AUTO PARTS, INC.

By: /s/ Xiao Ping Zhang

Xiao Ping Zhang
Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the Registrant and in the capacities.

Name	Position	Date
/s/ Xiao Ping Zhang Xiao Ping Zhang	Chief Executive Officer, and Chairman	March 27, 2008
/s/ Xiao Feng Zhang Xiao Feng Zhang	Chief Operating Officer and Director	March 27, 2008
/s/ Zong Yun Zhou Zong Yun Zhou	Chief Financial Officer	March 27, 2008
/s/ Li Min Zhang Li Min Zhang	Director	March 27, 2008
/s/ Zhi Zhong Wang Zhi Zhong Wang	Director	March 27, 2008
/s/ Yi Guang Huo Yi Guang Huo	Director	March 27, 2008
/s/ Jiang Hua Feng Jiang Hua Feng	Director	March 27, 2008
/s/ Jung Kang Chang Jung Kang Chang	Director	March 27, 2008

Board of Directors

Xiao Ping Zhang, Chairman

Xiao Feng Zhang

Lin Min Zhang

Zhi Zhong Wang

Yi Guang Huo

Jiang Hua Feng

Jung Kang Chang

Executive Officers

Xiao Ping Zhang, Chief Executive Officer

Zong Yun Zhou, Chief Financial Officer

Xiao Feng Zhang, Chief Operating Officer

Jung Kang Chang, Vice President of International Sales

Jason Zhang, Deputy General Manager

SORL AUTO PARTS, INC.

This annual report contains forward-looking statements. See Part II Item 7 in the Form 10-K that is included in this annual report for additional information and qualifications regarding forward-looking statements.

SORL AUTO PARTS, INC.

Ruili Industry Area
No. 1169 YuMeng Road
Ruian Economic Development Zone, Zhejiang 325200, China
Tel: +86-577-65609032 65609583
Fax: +86-577-65609031
http://www.sorl.cn

Investor Contacts

Mr. Richard Cai
Senior Manager, Investor Relations
SORL Auto Parts, Inc.
Tel: +86-577-65817721
richardcai@sorl.com.cn

Mr. Dan Joseph
Investor Relations Counsel
ICR, Inc.
Tel: +86-21-61221077
dan.joseph@icrinc.com

Mr. Bill Zima
Investor Relations Counsel
ICR, Inc.
Tel: (203) 682-8200
william.zima@icrinc.com

END